Form 10-K, Exhibit 13
period 1999-01-02
ONIX SYSTEMS INC
filed 1999-03-29
CIK 1047747

Exhibit 13

















                                ONIX Systems Inc.

                        Consolidated Financial Statements

                                      1998



ONIX Systems Inc.                                                               1998 Financial Statements

                                     Consolidated Statement of Income

(In thousands except per share amounts)                                         1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Revenues (Notes 6 and 9)                                                   $ 153,653  $121,525    $  95,316
                                                                           ---------  --------    ---------

Costs and Operating Expenses:
  Cost of revenues                                                            93,082    72,006       59,715
  Selling, general, and administrative expenses (Note 6)                      38,870    28,201       21,935
  Research and development expenses                                            9,232     6,830        5,568
  Restructuring costs (Note 8)                                                   905         -            -
                                                                           ---------   -------    ---------

                                                                             142,089   107,037       87,218
                                                                           ---------   -------    ---------

Operating Income                                                              11,564    14,488        8,098

Interest Income                                                                1,990       344            -
Interest Expense, Related Party (Note 2)                                        (332)     (113)           -
                                                                           ---------  --------    ---------

Income Before Provision for Income Taxes                                      13,222    14,719        8,098
Provision for Income Taxes (Note 4)                                            5,222     5,920        3,240
                                                                           ---------   -------    ---------

Net Income                                                                 $   8,000   $ 8,799    $   4,858
                                                                           =========   =======    =========

Basic and Diluted Earnings per Share (Note 10)                             $     .55   $   .79    $     .46
                                                                           =========   =======    =========

Weighted Average Shares (Note 10)
  Basic                                                                       14,515    11,083       10,667
                                                                           =========   =======    =========

  Diluted                                                                     14,520    11,083       10,667
                                                                           =========   =======    =========












The accompanying notes are an integral part of these consolidated financial statements.


ONIX Systems Inc.                                                               1998 Financial Statements

                                        Consolidated Balance Sheet

(In thousands except share amounts)                                                         1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Assets
Current Assets:
  Cash and cash equivalents (includes $30,743 and $19,618 under repurchase              $ 33,373   $ 24,960
    agreements with affiliated company)
  Accounts receivable, less allowances of $1,941 and $2,155                               34,476     32,583
  Inventories                                                                             32,000     32,932
  Deferred tax asset (Note 4)                                                              4,772      3,531
  Prepaid expenses and other current assets                                                1,241      1,032
                                                                                        --------   --------

                                                                                         105,862     95,038
                                                                                        --------   --------

Property, Plant, and Equipment, at Cost, Net                                              10,136      9,145
                                                                                        --------   --------

Other Assets                                                                                 302         87
                                                                                        --------   --------

Cost in Excess of Net Assets of Acquired Companies (Note 2)                               64,278     55,439
                                                                                        --------   --------

                                                                                        $180,578   $159,709
                                                                                        ========   ========

Liabilities and Shareholders' Investment
Current Liabilities:
  Borrowings under overdraft facility                                                   $  1,017   $     23
  Accounts payable                                                                         9,408     12,752
  Accrued payroll and employee benefits                                                    3,981      3,811
  Accrued installation and warranty costs                                                  1,294      1,583
  Accrued income taxes                                                                     1,262      3,455
  Deferred revenue                                                                         5,429      3,624
  Other accrued expenses                                                                   7,347      8,335
  Due to parent company and affiliated companies                                           1,281     19,508
                                                                                        --------   --------

                                                                                          31,019     53,091
                                                                                        --------   --------

Deferred Income Taxes (Note 4)                                                             2,837      1,680
                                                                                        --------   --------

Other Deferred Items                                                                         175          -
                                                                                        --------   --------

Commitments (Note 5)

Shareholders' Investment (Notes 3 and 7):
  Common stock; $.01 par value, 50,000,000 shares authorized; 15,606,307                     156        123
    and 12,306,307 shares issued
  Capital in excess of par value                                                         144,752    100,966
  Retained earnings                                                                       11,150      3,150
  Treasury stock at cost, 1,255,783 shares in 1998                                        (9,995)         -
  Accumulated other comprehensive items                                                      484        699
                                                                                        --------   --------

                                                                                         146,547    104,938

                                                                                        --------   --------
                                                                                        $180,578   $159,709
                                                                                        ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

ONIX Systems Inc.                                                               1998 Financial Statements

                                   Consolidated Statement of Cash Flows

(In thousands)                                                                   1998      1997       1996
--------------------------------------------------------------------------- ---------- --------- ----------

Operating Activities
  Net income                                                                $   8,000  $  8,799  $   4,858
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                             4,406     3,172      2,530
      Provision for losses on accounts receivable                                 423       674        283
      Deferred income tax expense                                                 358      (818)       820
      Other noncash items                                                          (7)       (7)         -
      Changes in current accounts, excluding the effects of acquisitions:
        Accounts receivable                                                       572     1,746     (2,857)
        Inventories and unbilled costs and fees                                   445    (4,991)    (1,517)
        Other current assets                                                     (146)     (600)     2,674
        Accounts payable                                                       (4,426)     (227)     2,824
        Other current liabilities                                              (2,094)    5,248     (1,752)
      Other                                                                       (26)      328       (155)
                                                                            ---------  --------  ---------

         Net cash provided by operating activities                              7,505    13,324      7,708
                                                                            ---------  --------  ---------

Investing Activities
  Acquisitions, net of cash acquired (Note 2)                                 (12,509)   (9,660)         -
  Payment to affiliated company for acquired business (Note 2)                (19,117)        -          -
  Refund of acquisition purchase price (Note 2)                                   424         -          -
  Purchases of property, plant, and equipment                                  (1,470)   (1,868)    (1,505)
  Proceeds from sale of property, plant, and equipment                            445       240          -
                                                                            ---------  --------  ---------

         Net cash used in investing activities                                (32,227)  (11,288)    (1,505)
                                                                            ---------  --------  ---------

Financing Activities
  Net proceeds from issuance of Company common stock (Note 7)                  43,684    21,955          -
  Issuance of note payable to parent company (Note 2)                          12,000         -          -
  Repayment of note payable to parent company (Note 2)                        (12,000)        -          -
  Purchases of Company common stock                                            (9,995)        -          -
  Net transfers to parent company prior to capitalization of the                    -      (865)    (4,662)
                                                                            ---------  --------  ---------
Company

         Net cash provided by (used in) financing activities                $  33,689  $ 21,090  $  (4,662)
                                                                            ---------  --------  ---------

ONIX Systems Inc.                                                               1998 Financial Statements

                             Consolidated Statement of Cash Flows (continued)

(In thousands)                                                                   1998      1997       1996
--------------------------------------------------------------------------- ---------- --------- ----------

Exchange Rate Effect on Cash                                                $    (554) $   (552) $     182
                                                                            ---------  --------  ---------

Increase in Cash and Cash Equivalents                                           8,413    22,574      1,723
Cash and Cash Equivalents at Beginning of Year                                 24,960     2,386        663
                                                                            ---------  --------  ---------

Cash and Cash Equivalents at End of Year                                    $  33,373  $ 24,960  $   2,386
                                                                            =========  ========  =========

Cash Paid For
  Income taxes                                                              $   6,244  $  6,341  $   1,938
  Interest                                                                  $     332  $    113  $       -

Noncash Activities (Note 2)
  Transfer of acquired businesses from parent company                       $       -  $  1,913  $  12,345

  Fair value of assets of acquired companies                                $  14,664  $ 34,989  $       -
  Cash paid for acquired companies                                            (12,624)   (9,889)         -
  Payable to affiliated company for acquired company                                -   (19,117)         -
                                                                            ---------  --------  ---------

    Liabilities assumed of acquired companies                               $   2,040  $  5,983  $       -
                                                                            =========  ========  =========

















The accompanying notes are an integral part of these consolidated financial statements.

ONIX Systems Inc.                                                               1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

(In thousands)                                                                  1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Comprehensive Income
Net Income                                                                $    8,000   $ 8,799    $   4,858
                                                                          ----------   -------    ---------
Other Comprehensive Items:
  Foreign currency translation adjustment                                       (215)       26          778
                                                                           ---------   -------    ---------

                                                                           $   7,785   $ 8,825    $   5,636
                                                                           =========   =======    =========

Shareholders' Investment
Common Stock, $.01 Par Value:
  Balance at beginning of year                                             $     123   $     -    $       -
  Capitalization of the Company                                                    -       107            -
  Net proceeds from issuance of Company common stock (Note 7)                     33        16
                                                                           ---------   -------    ---------

  Balance at end of year                                                         156       123            -
                                                                           ---------   -------    ---------

Capital in Excess of Par Value:
  Balance at beginning of year                                               100,966         -            -
  Capitalization of the Company                                                    -    79,027            -
  Net proceeds from issuance of Company common stock (Note 7)                 43,651    21,939            -
  Tax benefit related to employees' and directors' stock plans (Note 4)          135         -            -
                                                                           ---------   -------    ---------


  Balance at end of year                                                     144,752   100,966            -
                                                                           ---------   -------    ---------

Retained Earnings:
  Balance at beginning of year                                                 3,150         -            -
  Net income                                                                   8,000     3,150            -
                                                                           ---------   -------    ---------

  Balance at end of year                                                      11,150     3,150            -
                                                                           ---------   -------    ---------

Treasury Stock:
  Balance at beginning of year                                                     -         -            -
  Purchases of Company common stock                                           (9,995)        -            -

  Balance at end of year                                                      (9,995)        -            -
                                                                           ---------   -------    ---------

Accumulated Other Comprehensive Items:
  Balance at beginning of year                                                   699       673         (105)
  Other comprehensive items                                                     (215)       26          778
                                                                           ---------   -------    ---------

  Balance at end of year                                                   $     484   $   699    $     673
                                                                           ---------   -------    ---------

Net Parent Company Investment:
  Balance at beginning of year                                             $       -   $72,437    $  59,896
  Net income prior to capitalization of the Company                                -     5,649        4,858
  Transfer of acquired businesses from parent company (Note 2)                     -     1,913       12,345
  Net transfers to parent company prior to capitalization of the                   -      (865)      (4,662)
   Company
  Capitalization of the Company                                                    -   (79,134)           -
                                                                           ---------   -------    ---------

  Balance at end of the year                                                       -         -       72,437
                                                                           ---------   -------    ---------

                                                                           $ 146,547   $104,938   $  73,110
                                                                           =========   ========   =========

The accompanying notes are an integral part of these consolidated financial statements.

ONIX Systems Inc.                                                               1998 Financial Statements

                                Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ONIX Systems Inc. (the Company) designs, develops, markets, and services sophisticated field measurement instruments and on-line sensors for the process control industry. Incorporating advanced measurement technologies, the Company's products provide real-time data collection, analysis, and local control functions to enhance production efficiency, improve process and quality control, ensure regulatory compliance, and increase employee safety in industries where production processes require continuous monitoring, analysis, and measurement.
The Company's products and services are offered through two segments:
Measurement Instruments, which serve the process analysis and measurement needs of a range of process industries, and Industry-specific Systems, which are developed to meet the specific process analysis needs of select industries, principally oil and gas producers.

Relationship With Thermo Instrument Systems Inc. and Thermo Electron Corporation
      The Company operated as a division of Thermo Instrument Systems Inc. until its incorporation as a Delaware corporation in August 1997 as a wholly owned subsidiary of Thermo Instrument. At that time, Thermo Instrument contributed all of the stock of CAC Inc., CAC Limited, Flow Automation Inc., Flow Automation
U.K. Limited, TN Technologies Inc., Kay-Ray/Sensall Inc., Houston Atlas Inc.,
Westronics Inc., and VG Gas Analysis Systems Inc. to the Company in exchange for
10,666,667 shares of the Company's common stock. The transfer of stock from Thermo Instrument was recorded at historical cost. As of January 2, 1999, Thermo
Instrument owned 11,524,867 shares of the Company's outstanding common stock, representing 80% of such stock outstanding. Thermo Instrument is an 85%-owned subsidiary of Thermo Electron Corporation. As of January 2, 1999, Thermo
Electron owned 104,700 shares of the Company's common stock, representing 1% of such stock outstanding.

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal years 1996 and 1998 each included 52 weeks; 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes product revenues upon shipment of its products. The
Company provides a reserve for its estimate of warranty costs at the time of shipment. The Company recognizes service revenues over the term of the contract.
Deferred revenue in the accompanying balance sheet consists of unearned revenue on service contracts which is recognized over the life of the service contract.
Revenues and profits on long-term contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $8,415,000 and $2,610,000 in 1998 and 1997, respectively. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers on a cost-plus-fixed-fee basis as costs are incurred. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

                                Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

Income Taxes In the periods prior to its initial public offering, the Company was included in Thermo Electron's consolidated federal and certain state income tax returns. Subsequent to the Company's initial public offering in March 1998, Thermo Instrument's equity ownership of the Company fell below 80% and the Company filed its own federal income tax return until the fourth quarter of 1998, at which time Thermo Electron's and Thermo Instrument's equity ownership again exceeded 80%. Accordingly, the Company intends to request permission from the Internal Revenue Service (IRS) to be included in Thermo Electron's consolidated federal income tax return. Assuming the IRS grants the request, the Company will again be included in Thermo Electron's consolidated tax return, effective as of the date Thermo Electron's and Thermo Instrument's combined stock ownership exceeded 80%. The tax allocation agreement between the Company and Thermo Electron provides that, in years that the Company has taxable income, the Company will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns.
      In accordance with Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Earnings Per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share in 1998 have been computed assuming the exercise of stock options and their related income tax effect.

Cash and Cash Equivalents Including Repurchase Agreement
      At year-end 1998 and 1997, $30,454,000 and $19,618,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. Thermo Electron maintains possession of the underlying securities and has the right of substitution at its discretion. The Company's funds subject to the repurchase agreement are readily convertible on demand into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.
      At year-end 1998, $289,000 of the Company's cash equivalents, denominated in Dutch guilders, were invested in a repurchase agreement with a wholly owned subsidiary of Thermo Electron. Under this agreement, the Company in effect lends excess cash to the subsidiary, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on Netherlands market rates, set at the beginning of each month.
      At year-end 1998 and 1997, the Company's cash equivalents also include investments in short-term certificates of deposit of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Borrowings Under Overdraft Facility
      The Company, along with other subsidiaries of Thermo Electron, participates in a notional pool arrangement with Barclays Bank, which includes a $71,017,000 credit facility. The Company has access to $3,007,000 under this credit facility. Only U.K.-based subsidiaries of Thermo Electron participate in this arrangement. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1998 and 1997, the Company had borrowings of $1,017,000 and $23,000, respectively, under this arrangement. The borrowings at year-end 1998 and 1997 carried a weighted average interest rate of 7.7% and 7.2%, respectively.
      In addition, the Company has unused lines of credit available through third parties totaling $2,991,000 at year-end 1998.

Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Raw Materials                                                                            $13,928  $ 18,095
Work in Process                                                                           11,596     8,033
Finished Goods                                                                             6,476     6,804
                                                                                         -------  --------

                                                                                         $32,000  $ 32,932
                                                                                         =======  ========

Property, Plant, and Equipment The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred.
The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 30 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Buildings                                                                                $ 2,605  $  1,485
Machinery, Equipment, and Leasehold Improvements                                          14,961    12,928
                                                                                         -------  --------

                                                                                          17,566    14,413
Less:  Accumulated Depreciation and Amortization                                           7,430     5,268
                                                                                         -------  --------

                                                                                         $10,136  $  9,145
                                                                                         =======  ========

Cost in Excess of Net Assets of Acquired Companies The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $5,263,000 and $3,488,000 at year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Stock Split
      In January 1998, the Company declared and effected a two-for-three reverse stock split. All share and per share information has been restated to reflect the reverse stock split.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year, in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Accumulated other comprehensive items." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Comprehensive Income
      During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "Other comprehensive items," which represents foreign currency translation adjustments, reported as a component of shareholders' investment in the accompanying balance sheet. At year-end 1998 and 1997, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

Forward Contracts
      The Company uses short-term forward foreign exchange contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The notional amounts of forward foreign exchange contracts outstanding totaled $400,000 at year-end
1998. These contracts principally hedge transactions denominated in U.S.
dollars. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Gains and losses arising from forward foreign exchange contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

Fair Value of Financial Instruments
      The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, borrowings under overdraft facility, accounts payable, due to parent company and affiliated companies, and forward foreign exchange contracts. The unrealized gain on forward foreign exchange contracts at year-end 1998 was $1,000, which is the estimated amount that the Company would pay upon termination of the contracts, taking into account the change in foreign currency exchange rates. The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Presentation
      Certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.

2.    Acquisitions

      In July 1998, the Company acquired the capital stock of certain businesses of the Mid-South Companies for $12,624,000 in cash. The businesses include
Mid-South Controls and Services Inc., which specialize in the assembly and service of wellhead measurement, control, and safety shutdown systems that are required by oil and gas companies operating offshore platforms, and Mid-South
Power Systems Inc., which provides electrical generators, switchgear, and motor control units that are used in a wide variety of industrial applications.
        On November 6, 1997, Thermo Power Corporation, a majority-owned subsidiary of Thermo Electron, acquired Peek plc. Thereafter, the Company acquired from Thermo Power the stock of three businesses comprising the Peek
Measurement Business for $19,117,000. The purchase price was determined based on the net book value of the Peek Measurement Business at November 6, 1997, a pro rata allocation of Thermo Power's total cost in excess of net assets of acquired companies recorded in connection with its acquisition of Peek plc, based on 1997 revenues of the Peek Measurement Business relative to the total revenues of Peek plc, plus an estimate of Thermo Power's tax liability that arose from the sale of the business to the Company. The Peek Measurement Business manufactures flow and density measurement systems for use in the water and wastewater and oil and gas industries. In January 1998, the Company paid $19,117,000 to Thermo Power for the purchase of the Peek Measurement Business. The Company borrowed
$12,000,000 from Thermo Instrument to partially fund this payment, which was subsequently repaid in April 1998.
      On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc
(Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc. Thereafter, Thermo Instrument contributed the business of VG Gas Analysis (VG Gas), the on-line process analysis division of Fisons, to the Company. The amount of net assets transferred, $5,921,000, was determined based on the net book value of VG
Gas at March 29, 1996, and a pro rata allocation of Thermo Instrument's total cost in excess of net assets of acquired companies recorded in connection with its acquisition of the Fisons businesses, based on the revenues of VG Gas relative to the total revenues of all of the Fisons businesses purchased by Thermo Instrument. The amount of net assets transferred has been adjusted to reflect a $424,000 refund, received in 1998, of the $6,345,000 purchase price.
      Because the Company, the Peek Measurement Business, and VG Gas were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transactions have been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's financial statements include the results of the Peek Measurement Business and VG Gas from November 6, 1997, and March 29, 1996, the respective dates the Peek Measurement Business and VG
Gas were acquired by Thermo Electron's majority-owned subsidiaries.
      In May 1997, Thermo Instrument acquired the Angus Electronics division of
Eberline Technologies Corporation for $1,913,000 in cash and the assumption of certain liabilities totaling $823,000, primarily consisting of trade payables and other accrued expenses. Angus manufactures and distributes analog and digital data acquisition and recorder products and power measurement instruments. In December 1997, the Company acquired the assets comprising the Rustrak Ranger Logger product line (Ranger) for $1,803,000 and the assumption of certain liabilities totaling $91,000, primarily consisting of trade payables and other accrued expenses. Also, in December 1997, the Company acquired substantially all of the assets of Fluid Data, Inc. for $8,500,000 in cash and the assumption of certain liabilities totaling $2,661,000, primarily consisting of trade payables and other accrued expenses, subject to a post-closing adjustment. Fluid Data is a manufacturer and distributor of pyrolysis gas sampling systems, on-line process gas chromatographs, chemiluminescent sulfur chromatography systems and high speed calorimeters.
      In October 1996, Thermo Instrument acquired Kay-Ray/Sensall from Rosemount
Inc., a division of Emerson Electric Co., Inc., for $6,000,000 in cash.
Kay-Ray/Sensall is a manufacturer and distributor of nuclear gauges and ultrasonic point level and continuous level switches.
      These acquisitions, except for the Peek Measurement Business and VG Gas, have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $38,931,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for the businesses acquired in 1998, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates that the final allocation will differ materially from the preliminary estimates.


2.    Acquisitions (continued)

      The assets and liabilities were recorded at their estimated fair values as follows:

(In thousands)           Mid-South          Peek         VG Gas    Fluid Data      Kay-Ray/          Other
                         Companies   Measurement                                    Sensall
-------------------- -------------- ------------- -------------- ------------- ------------- --------------

Purchase Price            $ 12,624       $19,117       $  5,921       $ 8,500       $ 6,000       $  3,716
                          --------       -------       --------       -------       -------       --------

Allocation to:
  Current assets          $  4,650       $ 6,712       $  4,072       $ 5,665       $ 3,393       $  1,913
  Long-lived assets          2,675         1,100            404           593           589          1,356
  Current                   (2,041)       (4,487)        (2,159)       (3,748)       (2,626)        (1,114)
   liabilities
  Cost in excess             7,340        15,792          3,604         5,990         4,644          1,561
    of net
    assets
    acquired

      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task
Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. A summary of the changes in accrued acquisition expenses is:

                                                                               Abandonment
                                                                                 of Excess
(In thousands)                                                    Severance     Facilities           Total
------------------------------------------------------------- -------------- -------------- ---------------

Balance at December 30, 1995                                         $  219         $  633         $   852
  Reserves established                                                  720            500           1,220
  Usage                                                                (146)          (507)           (653)
  Decrease due to finalization of restructuring plan,                     -            (23)            (23)
    recorded as a decrease to cost in excess of net assets of
    acquired companies
                                                                     ------         ------         -------

Balance at December 28, 1996                                            793            603           1,396
  Reserves established                                                  162            167             329
  Usage                                                                (322)           (86)           (408)
  Decrease due to finalization of restructuring plan,                  (488)          (517)         (1,005)
    recorded as a decrease to cost in excess of net assets
    of acquired companies
                                                                     ------         ------         -------

Balance at January 3, 1998                                              145            167             312
  Reserves established                                                  580            106             686
  Usage                                                                (554)          (103)           (657)
                                                                     ------         ------         -------

Balance at January 2, 1999                                           $  171         $  170         $   341
                                                                     ======         ======         =======

      Unresolved matters at January 2, 1999, include completion of planned severances and abandonment of excess facilities for acquisitions completed in 1998. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.
      Based on unaudited data, the following table presents selected financial information for the Company, Peek Measurement, Fluid Data, VG Gas, and Kay-Ray/Sensall on a pro forma basis, assuming that these businesses had been combined since the beginning of 1996. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                   1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Revenues                                                                               $153,877   $ 142,206
Net Income                                                                               6,087        3,679
Basic and Diluted Earnings per Share                                                       .55          .34

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had these acquisitions been made at the beginning of 1996.

3.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has a stock-based compensation plan for its key employees, directors, and others, which permits the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under this plan were determined by the Board Committee.
As of year-end 1998, only non-qualified stock options have been awarded under this plan. Generally, options granted are exercisable immediately but, are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally will be deemed to have lapsed ratably over periods ranging from one to ten years, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options granted have been at fair market value. In addition to the Company's stock-based compensation plan, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Instrument and Thermo Electron. Participation in these plans is accounted for in accordance with APB No. 25.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 213,000 shares at a weighted average exercise price of $14.25 per share elected to participate in this exchange and, as a result, received options to purchase 106,000 shares of Company common stock at $6.80 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.

                                       13

3.    Employee Benefit Plans (continued)

      A summary of the Company's stock option activity is:
                                                                                                      1998
                                                                                                  Weighted
                                                                                         Number    Average
                                                                                             of   Exercise
(Shares in thousands)                                                                    Shares      Price
---------------------------------------------- --------- ---------- -------- --------- --------- ---------

Options Outstanding, Beginning of Year                                                        -     $   -
  Granted                                                                                   905     12.03
  Forfeited                                                                                 (33)    13.66
  Canceled due to exchange                                                                 (213)    14.25
                                                                                          -----

Options Outstanding, End of Year                                                            659     $11.24
                                                                                          =====     ======

Options Exercisable                                                                         659     $11.24
                                                                                          =====     ======

Options Available for Grant                                                                 940

      A summary of the status of the Company's stock options at January 2, 1999, is:

                                                              Options Outstanding and Exercisable
                                                      -----------------------------------------------------
Range of Exercise Prices                                   Number             Weighted            Weighted
                                                               of              Average             Average
                                                           Shares            Remaining            Exercise
                                                    (In thousands)    Contractual Life               Price
---------------------------------------------- ------------------- -------------------- -------------------

$  5.89 - $  7.98                                             108            9.3 years              $  6.78
   7.99 -   10.07                                             201            4.8 years                 8.94
  12.17 -   14.25                                             350            8.0 years                13.95
                                                              ---

$  5.89 - $ 14.25                                             659            7.2 years              $ 11.24
                                                              ===

Employee Stock Purchase Program
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo
Instrument and Thermo Electron. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased will be subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

Pro Forma Stock-based Compensation Expense
     In October 1995, the Financial  Accounting  Standards Board issued SFAS No.
123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for stock-based


3.    Employee Benefit Plans (continued)

compensation plans. Had compensation cost for awards after 1994 under stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Net Income:
  As reported                                                                   $8,000   $ 8,799   $4,858
  Pro forma                                                                      7,305     8,484    4,721
Basic and Diluted Earnings per Share:
  As reported                                                                      .55       .79      .46
  Pro forma                                                                        .50       .77      .44

      Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $4.64 in fiscal 1998. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                                      1998
----------------------------------------------------------------------- ----------- ----------- -----------

Volatility                                                                                             28%
Risk-free Interest Rate                                                                               4.0%
Expected Life of Options                                                                         6.0 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
        The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for this plan $873,000, $727,000, and $829,000 in 1998, 1997, and 1996, respectively.

4.    Income Taxes

      The components of income before provision for income taxes are:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Domestic                                                                       $10,327  $ 10,239  $ 5,587
Foreign                                                                          2,895     4,480    2,511
                                                                               -------  --------  -------

                                                                               $13,222  $ 14,719  $ 8,098
                                                                               =======  ========  =======

                                       15

4.    Income Taxes (continued)

      The components of the provision for income taxes are:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Currently Payable:
  Federal                                                                      $ 3,407  $  4,372  $ 1,373
  State                                                                            440       909      272
  Foreign                                                                        1,017     1,457      775
                                                                               -------  --------  -------

                                                                                 4,864     6,738    2,420
                                                                               -------  --------  -------

Net Deferred (Prepaid):
  Federal                                                                          255      (740)     633
  State                                                                            103      (112)     108
  Foreign                                                                            -        34       79
                                                                               -------  --------  -------

                                                                                   358      (818)     820
                                                                               -------  --------  -------

                                                                               $ 5,222  $  5,920  $ 3,240
                                                                               =======  ========  =======

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $135,000 of such benefits that have been allocated to capital in excess of par value in 1998.
      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Provision for Income Taxes at Statutory Rate                                   $ 4,628  $  5,152  $ 2,834
Increases (Decreases) Resulting From:
  State income taxes, net of federal tax                                           353       518      247
  Amortization of cost in excess of net assets of acquired companies               318       128      100
  Net foreign losses not benefited and tax rate differential                         3       (77)     (24)
  Tax benefit of foreign sales corporation                                        (171)     (114)    (131)
  Other, net                                                                        91       313      214
                                                                               -------  --------  -------

                                                                               $ 5,222  $  5,920  $ 3,240
                                                                               =======  ========  =======


                                       16

4.    Income Taxes (continued)

      Deferred tax asset and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Deferred Tax Asset:
  Inventory basis difference                                                              $2,142   $ 1,993
  Reserves and accruals                                                                    1,738     1,035
  Accrued compensation                                                                       890       564
  Other, net                                                                                   2       (61)
                                                                                          ------   -------

                                                                                          $4,772   $ 3,531
                                                                                          ======   =======

Deferred Income Taxes:
  Intangible assets                                                                       $2,642   $ 1,617
  Depreciation                                                                               195        63
                                                                                          ------   -------

                                                                                          $2,837   $ 1,680
                                                                                          ======   =======

      A provision has not been made for U.S. or additional foreign taxes on $9,198,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial.

5.    Commitments

Operating Leases
        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $2,863,000, $2,230,000, and $1,559,000 in 1998, 1997, and 1996, respectively. Future minimum payments due under noncancelable operating leases at January 2, 1999, are $2,105,000 in 1999, $2,020,000 in 2000, $1,944,000 in 2001, $1,456,000 in 2002, $1,241,000 in 2003,
and $2,187,000 in 2004 and thereafter. Total future minimum lease payments are $10,953,000. See Note 6 for related-party leases.

Sublease Commitments
      The Company subleases facility space to third parties under sublease arrangements that carry commitments of approximately $324,000 in 1999, $263,000 in 2000, and $22,000 in 2001. The accompanying 1998 statement of income includes
$310,000 of income from sublease arrangements. The operating lease expense and commitments above have not been reduced by sublease rental income.

6.    Related-party Transactions

Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's

                                       17

6.    Related-party Transactions (continued)

revenues. For these services, the Company was charged $1,229,000, $1,215,000, and $953,000 in 1998, 1997, and 1996, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron
Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Operating Leases
        The Company began leasing office and manufacturing space from Thermo
Power on a monthly basis effective November 1997. The Company pays Thermo Power rent in an amount that is approximately equal to its pro rata share of Thermo
Power's occupancy costs. The Company's expense for this facility totaled
$220,000 in 1998.
      In addition, the Company began leasing office and manufacturing space from Thermo Instrument and is charged its share of occupancy costs on a monthly basis in October 1997. The Company's expense for this facility totaled $202,000 and $45,000 in 1998 and 1997, respectively.

Other Related-party Transactions
        The Company sells products in the ordinary course of business to other subsidiaries of Thermo Electron. Sales of such products to affiliated companies totaled $1,858,000, $2,550,000, and $4,126,000 in 1998, 1997, and 1996,
respectively.

Repurchase Agreements
        The Company invests excess cash in repurchase agreements and has the ability to invest or borrow cash under a notional pool arrangement with Thermo
Electron as discussed in Note 1.

7.    Common Stock

Sale of Common Stock
      In March 1998, the Company sold 3,300,000 shares of its common stock in an initial public offering at $14.50 per share for net proceeds of $43,684,000.
      In September and October 1997, the Company sold 1,639,640 shares of its common stock in a private placement at $14.25 per share for net proceeds of $21,955,000.

Reserved Shares
      As of January 2, 1999, the Company had reserved 1,625,000 unissued shares of its common stock for possible issuance under its stock-based compensation plans.

8.     Restructuring Costs

      During 1998, the Company recorded restructuring costs of $905,000 relating to the consolidation of facilities and outsourcing of certain services. The restructuring costs, which were accounted for in accordance with EITF 94-3, consist of $673,000 related to severance costs for approximately 90 employees across all functions, $163,000 to write off fixed assets no longer of use, and $69,000 for abandoned-facility payments in connection with these activities. The
Company plans to complete implementation of such restructuring plan in early
1999. As of January 2, 1999, the Company had terminated 46 employees and had expended $310,000 of the reserve established primarily for severance. The remaining liability for severance and abandoned-facility payments of $435,000, as adjusted for the impact of currency translation, is included in other accrued expenses in the accompanying 1998 balance sheet.

9.    Business Segments, Geographical Information, and Concentrations of Risk

      The Company organizes and manages its businesses by individual functional operating entity. The Company's businesses operate in two segments: Measurement Instruments and Industry-specific Systems. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      Through its Measurement Instruments segment, the Company manufactures field measurement instruments and on-line sensors in four general product areas of flow, level and density, composition analysis, and data acquisition and display instruments. Through its Industry-specific Systems segment, the Company offers sophisticated sensor systems that are used in specific industries, for example, oil and gas production, to provide real-time measurement, analysis, and local control of process functions. These special-purpose instruments and sensors include rod pump controllers, remote terminal units, gas-injection systems, and wellhead safety systems.

(In thousands)                                                               1998       1997          1996
--------------------------------------------------------------------- ------------ ----------- ------------

Business Segment Information
Revenues:
  Measurement Instruments                                               $ 105,113    $87,318     $  66,169
  Industry-specific Systems                                                48,540     34,207        29,147
                                                                        ---------    -------     ---------

                                                                        $ 153,653   $121,525     $  95,316
                                                                        =========   ========     =========

Income Before Provision for Income Taxes:
  Measurement Instruments                                               $   7,180    $10,977     $   7,569
  Industry-specific Systems                                                 6,756      5,261         2,685
  Corporate (a)                                                            (2,372)    (1,750)       (2,156)
                                                                        ---------    -------     ---------

  Total operating income                                                   11,564     14,488         8,098
  Interest income, net                                                      1,658        231             -
                                                                        ---------    -------     ---------

                                                                        $  13,222    $14,719     $   8,098
                                                                        =========    =======     =========

Total Assets:
  Measurement Instruments                                               $  97,143    $98,868     $  61,082
  Industry-specific Systems                                                49,189     37,613        33,377
  Corporate (b)                                                            34,246     23,228         2,551
                                                                        ---------    -------     ---------

                                                                        $ 180,578   $159,709     $  97,010
                                                                        =========   ========     =========
Depreciation and Amortization:
  Measurement Instruments                                               $   3,449    $ 2,341     $   1,670
  Industry-specific Systems                                                   948        831           860
  Corporate                                                                     9          -             -
                                                                        ---------    -------     ---------

                                                                        $   4,406    $ 3,172     $   2,530
                                                                        =========    =======     =========

Capital Expenditures:
  Measurement Instruments                                               $   1,039    $ 1,285     $   1,187
  Industry-specific Systems                                                   388        583           318
  Corporate                                                                    43          -             -
                                                                        ---------    -------     ---------

                                                                        $   1,470    $ 1,868     $   1,505
                                                                        =========    =======     =========


9.    Business Segments, Geographical Information, and Concentrations of Risk (continued)

(In thousands)                                                                   1998     1997        1996
--------------------------------------------------------------------------- ---------- --------- ----------

Geographical Information
Revenues (c):
  United States                                                             $ 127,087  $99,144   $  70,569
  United Kingdom                                                               26,789   23,941      22,413
  Other                                                                         6,936    6,696       4,708
  Transfers among geographical areas (d)                                       (7,159)  (8,256)     (2,374)
                                                                            ---------  -------   ---------

                                                                            $ 153,653 $121,525   $  95,316
                                                                            ========= ========   =========

Long-lived Assets (e):
  United States                                                             $   7,630  $ 7,115   $   4,412
  United Kingdom                                                                2,415    1,978       1,805
  Other                                                                            91       52          48
                                                                            ---------  -------   ---------

                                                                            $  10,136  $ 9,145   $   6,265
                                                                            =========  =======   =========

Export Revenues Included in United States Revenues Above (f)                $  41,253  $19,510   $  18,503
                                                                            =========  =======   =========

(a) Primarily general and administrative expenses.
(b)  Primarily cash and cash equivalents.
(c) Revenues are attributed to countries based on selling location.
(d) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(e) Represents property, plant, and equipment, net.
(f) In general, export revenues are denominated in U.S. dollars.

Concentrations of Credit Risk
      The Company's Industry-specific Systems segment sells a majority of its products and services to customers in the oil and gas industries, while its Measurement Instruments segment sells products and services to a wider variety of process industries. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has or will have a significant negative effect on the Company.

                                       20

10.   Earnings Per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Basic
Net Income                                                                     $ 8,000  $  8,799  $ 4,858
                                                                               -------  --------  -------

Weighted Average Shares                                                         14,515    11,083   10,667
                                                                               -------  --------  -------

Basic Earnings per Share                                                       $   .55  $    .79  $   .46
                                                                               =======  ========  =======

Diluted
Net Income                                                                     $ 8,000  $  8,799  $ 4,858
                                                                               -------  --------  -------

Weighted Average Shares                                                         14,515    11,083   10,667
Effect of Stock Options                                                              5         -        -
                                                                               -------  --------  -------

Weighted Average Shares, as Adjusted                                            14,520    11,083   10,667
                                                                               -------  --------  -------

Diluted Earnings per Share                                                     $   .55  $    .79  $   .46
                                                                               =======  ========  =======

      The computation of diluted earnings per share for each period excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 2, 1999, there were 659,345 of such options outstanding, with exercise prices ranging from $6.80 to $14.25 per share.

11.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                                  First      Second   Third (a)      Fourth
---------------------------------------------------------------- ----------- ----------- ----------- -----------

Revenues                                                            $37,144     $38,439     $39,851     $38,219
Gross Profit                                                         15,520      16,509      14,827      13,715
Net Income                                                            2,217       3,203       1,114       1,466
Basic and Diluted Earnings per Share                                    .18         .21         .07         .10

1997                                                                  First      Second       Third  Fourth (b)
---------------------------------------------------------------- ----------- ----------- ----------- -----------

Revenues                                                            $26,429     $28,962     $29,240     $36,894
Gross Profit                                                         10,426      11,883      11,955      15,255
Net Income                                                            1,606       2,135       2,031       3,027
Basic and Diluted Earnings per Share                                    .15         .20         .19         .25

(a) Reflects the July 1998 acquisition of the Mid-South Companies.
(b) Reflects the acquisition of the Peek Measurement Business effective November
    1997 and the December 1997 acquisition of Fluid Data.


                                 Report of Independent Public Accountants

To the Shareholders and Board of Directors of ONIX Systems Inc.:

      We have audited the accompanying consolidated balance sheet of ONIX Systems Inc. (a Delaware corporation and 80%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of January 2, 1999, and January 3, 1998, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ONIX Systems Inc. and subsidiaries as of January 2, 1999, and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.



                                                             Arthur Andersen LLP



Boston, Massachusetts
February 16, 1999

                                 Management's Discussion and Analysis of
                              Financial Condition and Results of Operations


      Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Conditions and Results of Operations under the heading "Forward-looking Statements."

Overview

      ONIX Systems Inc. (the Company) designs, develops, markets, and services sophisticated field measurement instruments and on-line sensors for the process control industry. Incorporating advanced measurement technologies, the Company's products provide real-time data collection, analysis, and local control functions to enhance production efficiency, improve process and quality control, ensure regulatory compliance, and increase employee safety in industries where production processes require continuous monitoring, analysis, and measurement. The Company's products and services are offered through two segments:
Measurement Instruments, which serve the process analysis and measurement needs of a range of process industries, and Industry-specific Systems, which are developed to meet the specific process measurement and analysis needs of select industries, principally oil and gas producers.
      An element of the Company's strategy is to supplement its internal growth with the acquisition of businesses with complementary products and technologies. The Company has successfully completed several such acquisitions, having purchased the businesses of VG Gas in March 1996, Kay-Ray/Sensall in October 1996, Angus in May 1997, the Peek Measurement Business effective November 1997, the Ranger product line in December 1997, Fluid Data in December 1997, and the Mid-South Companies in July 1998.
      The Company's products are sold primarily to participants in process industries, including oil and gas producers, processors, refiners, and distributors, and chemical and petrochemical companies, as well as water and wastewater, iron and steel, semiconductor, minerals and mining, and pulp and paper companies. In 1998, customers in the oil and gas industries accounted for approximately 67% of the Company's total revenues, with such revenues derived from both the production and the refining and petrochemical sectors of the industry. Demand for the Company's products and services within the oil and gas industry is dependent upon the level of capital spending by oil and gas companies for production and distribution. This in turn is affected by current and anticipated oil and gas prices; the discovery rate of new oil and gas reserves; political, regulatory, and economic conditions; and the ability of oil and gas companies to obtain capital. Energy prices declined precipitously in 1998. The resulting decrease in oil and gas activities adversely affected the Company's results in 1998 and is expected to have a material adverse effect on the Company's results of operations in 1999.
      Sales originating outside of the United States and export revenues from the United States accounted for approximately 17% and 27%, respectively, of total revenues in 1998. Export sales in 1998 were made primarily to the United Kingdom, Mexico, and the Middle East. During 1998, exports from the Company's U.S. and foreign operations to the Far East were approximately 5% of total revenues. The Far East is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. Although the Company's export sales to the Far East were not materially affected in 1998, future sales could be adversely affected by the unstable economic conditions there. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.

Results of Operations

1998 Compared With 1997
      Revenues increased 26% to $153.7 million in 1998 from $121.5 million in 1997. Revenues increased $33.7 million due to the inclusion of revenues from acquired businesses, consisting principally of $14.8 million from the Peek Measurement Business, acquired effective November 1997, $7.6 million from Fluid Data, acquired in December 1997, and $9.3 million from the Mid-South Companies, acquired in July 1998 (Note 2). Revenues from existing businesses decreased primarily due to the effect of companies in the process sector reducing discretionary capital spending in anticipation of difficult market conditions.
      The gross profit margin decreased to 39% in 1998 from 41% in 1997, primarily from the Industry-specific Systems segment's inclusion of lower-margin revenues at the Mid-South Companies and, to a lesser extent, an increase in lower-margin revenues from composition analysis instruments in the Measurement Instruments segment.
      Selling, general, and administrative expenses as a percentage of revenues increased to 25% in 1998 from 23% in 1997, primarily from the Measurement Instruments segment's inclusion of higher selling, general, and administrative expenses as a percentage of revenues at the Peek Measurement Business.
      Research and development expenses increased to $9.2 million during 1998 from $6.8 million in 1997, primarily due to the inclusion of expenses at acquired businesses.
      During 1998, the Company recorded restructuring costs of $0.9 million related to the consolidation of facilities and outsourcing of certain services (Note 8).
      Interest income increased to $2.0 million in 1998 from $0.3 million in 1997 due to higher invested balances following the Company's March 1998 initial public offering and third quarter 1997 private placement of common stock. Interest expense, related party primarily represents interest on indebtedness relating to the acquisition of the Peek Measurement Business, which was repaid in January 1998.
      The effective tax rate was 39% in 1998, compared with 40% in 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

1997 Compared With 1996
      Revenues increased 27% to $121.5 million in 1997 from $95.3 million in 1996, primarily due to increased revenues at the Measurement Instruments segment. Revenues from the Measurement Instruments segment increased $19.7 million from acquisitions, which consisted of $8.1 million from Kay-Ray/Sensall, $4.2 million from the Peek Measurement Business, $3.3 million from VG Gas, $3.1 million from Angus, and $1.0 million from other acquisitions. Revenues from existing businesses grew approximately 7%, primarily due to an increase in sales of instruments at the Industry-specific Systems segment as a result of an increase in spending by the production sector of the oil and gas industry.
      The gross profit margin increased to 41% in 1997 from 37% in 1996, primarily due to an increase in the gross profit margin at the Industry-specific Systems segment, principally as a result of an increase in revenues. In addition, the gross profit margin increased at the Measurement Instruments segment due to the inclusion of higher-margin revenues at Kay-Ray/Sensall, acquired in October 1996, as well as an increase in sales of certain new higher-margin flow instruments.
      Selling, general, and administrative expenses as a percentage of revenues remained consistent at 23% in both 1997 and 1996.
      Research and development expenses increased to $6.8 million in 1997 from $5.6 million in 1996, primarily due to acquisitions at the Measurement Instruments segment and, to a lesser extent, an increase in spending at certain Industry-specific Systems businesses.
      Interest income primarily represents interest earned on the invested proceeds from the third quarter 1997 private placement of the Company's common stock. Interest expense, related party represents interest on indebtedness relating to the acquisition of the Peek Measurement Business.

      The effective tax rate was 40% in 1997 and 1996. The effective tax rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

Liquidity and Capital Resources

      Consolidated working capital was $74.8 million as of January 2, 1999, compared with $41.9 million as of January 3, 1998. Included in working capital are cash and cash equivalents of $33.4 million as of January 2, 1999, compared with $25.0 million as of January 3, 1998.
      During 1998, the Company's operating activities provided $7.5 million of cash. Cash of $6.5 million was used to fund a decrease in accounts payable and other current liabilities, primarily due to the timing of payments.
      The Company's investing activities used $32.2 million of cash during 1998. The Company expended $12.5 million, net of cash acquired, for the acquisition of certain businesses of the Mid-South Companies (Note 2). In January 1998, the Company paid $19.1 million for the purchase of the Peek Measurement Business, which was acquired effective November 1997. The Company expended $1.5 million for purchases of property, plant, and equipment during 1998. The Company expects to expend approximately $2.5 million for capital expenditures during 1999.
      The Company's financing activities provided $33.7 million of cash during 1998. The Company completed an initial public offering of common stock in March 1998, for net proceeds of $43.7 million (Note 7). The Company borrowed $12.0 million from Thermo Instrument Systems Inc. to partially fund the acquisition of the Peek Measurement Business. The $12.0 million note was repaid in April 1998, following the Company's initial public offering.
      In September 1998, the Company's Board of Directors authorized the repurchase by the Company of up to $10.0 million of its own stock, through September 25, 1999, in the open market, or in negotiated transactions. Through January 2, 1999, the Company had expended approximately the full amount under this authorization.
      Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash for the possible acquisition of complementary businesses and technologies. The Company expects that it will finance these acquisitions through a combination of internal funds or short-term borrowings from Thermo Instrument or Thermo Electron Corporation, although there is no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities. Additionally, the Company uses short-term forward contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The Company does not engage in extensive foreign currency hedging activities; however, the purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign currency exchange rates. The Company's forward foreign exchange contracts principally hedge transactions denominated in U.S. dollars. Gains and losses arising from forward contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

      The Company views its investment in its foreign subsidiaries as long-term. The Company's investment in its foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are denominated principally in British sterling. The effect of a change in foreign currency exchange rates on the Company's net investment in its foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A 10% depreciation in fiscal year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $2.7 million reduction of the Company's shareholders' investment.

Year 2000

      The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products; (iii) contacting key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. The Company is currently upgrading or replacing such noncompliant information technology systems, and this process was approximately 60% complete as of January 2, 1999. In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. As for the Company's critical facilities, the Company is in the process of upgrading and/or replacing, for example, telephone and security systems. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by September 1999.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells. The Company believes that all of such material products are year 2000 compliant. However, as many of the Company's products are complex, interact with or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. The Company believes that certain of its older products, which it no longer manufactures or sells, may not be year 2000 compliant. The Company is continuing to test and evaluate such products. The Company is focusing its efforts on products that are still under warranty and/or are early in their expected life. The Company is offering upgrades and/or identifying potential solutions where reasonably practicable.
      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. The Company has started to follow-up and monitor the year 2000 compliance progress of significant suppliers and vendors that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires. The Company has not completed its assessment of third-party risk, but expects to be substantially completed by September 1999.

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems. This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. Year 2000 costs are funded from working capital. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been and will continue to be expensed as incurred. The Company does not track internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Dependence on Oil and Gas Industry. Historically, a substantial portion of the Company's total revenues has been attributable to the sale of products and related services to customers in the oil and gas industry. In 1998, customers in the oil and gas industry accounted for approximately 67% of the Company's total revenues. Demand for the Company's products and services within the oil and gas industry is dependent upon the level of capital spending by oil and gas companies for exploration, production, and distribution. These activities depend in part on oil and gas prices; expectations about future prices; the cost of exploring for, producing, and delivering oil and gas; the discovery rate of new oil and gas reserves; local and international political, regulatory, and economic conditions; and the ability of oil and gas companies to obtain capital. There can be no assurance that current levels of oil and gas activities will be maintained or that demand for the Company's products and related services will reflect the level of such activities. Decreases in oil and gas activities could have a significant adverse effect upon the demand for the Company's products and related services, which would materially adversely affect the Company's business, financial condition, and results of operations.

      Market Acceptance of New Products. The Company develops products that represent alternatives to traditional instruments and methods, and as a result, its products may be slow to achieve, or may not achieve, market acceptance since customers may seek further validation of the efficiency and efficacy of the Company's technology before making an investment. This is particularly true where the purchase of the product requires a significant capital commitment. Further, because on-line process measurement instruments are incorporated into a customer's production line, a decision to invest in these instruments involves significant operating risks if the instrument fails or shuts down. In addition, the Company believes that, to a significant extent, its growth prospects depend on its ability to gain acceptance of its technologies and product applications by a broader group of customers and broader industry segments. There can be no assurance that the Company will be successful in obtaining broad acceptance of its products.

      Dependence on Capital Spending Policies of Customers. The Company's customers include oil and gas production, processing, refining and distribution facilities, and iron and steel, pulp and paper, minerals and mining, water and wastewater, semiconductor, and petrochemical and chemical companies. The capital spending policies of these companies can have a significant effect on the demand for the Company's products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of process control equipment or techniques, and policies regarding capital expenditures during recessions. Any decrease in capital spending by these customers could have a material adverse effect on the Company's business, financial condition, and results of operations.

      No Assurance of a Successful Acquisition Strategy. An element of the Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Attractive acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. Acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business, including the recently acquired businesses, into its existing business or that the Company will be able to retain key personnel and customers, or adequately improve the financial performance, of any acquired business, including the recently acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of an equity financing, may result in dilution to the Company's stockholders.

      Risks Associated With International Sales. Sales originating outside of the United States and export revenues from the United States accounted for approximately 17% and 27%, respectively, of total revenues in 1998. The Company intends to continue to expand its presence in markets outside of the United States. International revenues are subject to a number of risks, however, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income and impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain or enforce; and intellectual property rights in foreign countries may be more difficult to enforce. Further, a significant portion of the Company conducts a large portion of its business in, and exports to, foreign countries including the United Kingdom, Mexico, Canada, and the United Arab Emirates. Foreign operations are also subject to various risks, including potentially unstable economic conditions, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and the existence of different tax structures. Tax rates in certain foreign countries exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls, or other restrictions. There can be no assurance that any of these or other factors will not have a material adverse effect on the Company's business, financial condition, and results of operations.

      Technological Change and New Products. The markets for the Company's products are characterized by changing technology, evolving industry standards, and new product introductions and enhancements. The Company's future success will depend in part upon its ability to enhance its existing products, to develop and introduce new products and technologies, and to successfully expand its aftermarket support services for such new or enhanced products in order to meet changing customer requirements and serve broader industry segments. The Company is currently devoting significant resources toward the enhancement of its existing products, the development of new products and technologies, and the expansion of its preventive maintenance and aftermarket support activities. There can be no assurance, however, that the Company will successfully complete the enhancement and development of these products and the expansion of its services in a timely fashion or that the Company's current or future products and services will satisfy the process measurement needs of participants in the Company's targeted markets.

      Intense Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that its ability to compete successfully in the market for field measurement instruments and sensors depends upon a number of factors both within and beyond its control, including quality and reliability; technical features; accuracy; ease of use; product pricing; reputation for aftermarket service; timing of new product releases and enhancements by the Company and its competitors; name recognition; the establishment of strategic alliances; and industry and general economic trends. In addition, the Company competes with companies utilizing competing technologies that may be viewed as cost-effective alternatives to the technologies incorporated into the Company's products. Certain of the Company's current and potential competitors have significantly greater financial, marketing, technical and other competitive resources, as well as greater name recognition, than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. An increase in competition could result in price reductions and loss of market share, which could have a material adverse effect on the Company's business, financial condition, or results of operations.

      Risks of Gamma Technology. Certain of the Company's level and density measurement instruments incorporate gamma technologies that are subject to health and safety risks in connection with the use and handling of possible radioactive emissions associated with gamma materials. The Company believes that it conducts its operations prudently and the Company maintains both general liability insurance and nuclear liability insurance in amounts it believes to be commercially reasonable. However, there can be no assurance that this insurance will be sufficient to protect the Company from liability claims, or that liability insurance will continue to be available to the Company at a reasonable cost, or at all. In addition, the manufacture and sale of products that utilize gamma technology may subject the Company to extensive federal, state, local, and foreign regulations that could increase the costs of producing the Company's products, or otherwise materially adversely affect the demand for the Company's gamma measurement instruments.

      Limited Sources of Supply. The Company currently contracts with local subcontractors for the manufacture of certain major components incorporated into its products. The Company has experienced no significant disruption or delay in obtaining required components for its products, and believes that it could develop other sources of supply or qualify other suppliers for such components. A prolonged inability to obtain adequate deliveries, however, could require the Company to pay more for inventory, parts, and other supplies or to seek alternative sources of supply, which could delay the Company's ability to ship its products and could damage its relationships with current and prospective customers. Any such delay or damage could have a material adverse effect on the Company's business, financial condition, and results of operations.

      Dependence on Key Personnel. The Company's success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company does not have employment contracts with any of its key employees and it has not obtained, and does not intend to obtain, key-man life insurance policies for any key employee. The Company believes that its future success will depend in part on its ability to attract, motivate, and retain highly skilled technical, managerial, and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, motivating, and retaining key personnel.

      Uncertain Protection of Proprietary Rights. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. The Company has several issued U.S. patents and patent applications pending. The Company also owns corresponding foreign patents in a number of jurisdictions throughout the world. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition, and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, that could effectively block the Company's ability to make, use, sell, distribute, or market its products and services in the U.S. and abroad. There may also be pending or issued patents of which the Company is not aware held by parties not affiliated with the Company that relate to the Company's products or technologies. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may need to acquire licenses to, or contest the validity of, any such competitor's proprietary technology. It is likely that significant funds would be required to contest the validity of any such competitor's proprietary technology. There can be no assurance that any license required under any such competitor's proprietary technology would be made available on acceptable terms or that the Company would prevail in any such contest. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. and there can be no assurance that the available protections will be adequate.

      The Company also relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or independently developed by competitors.

      Government Regulations and Approvals. The demand for certain of the Company's products, both in the United States and abroad, is subject to or influenced by various domestic and foreign environmental and consumer protection laws. The Company designs, develops, and markets these products, in part, to meet customer needs created by existing and anticipated regulations, and any changes in these regulations may adversely affect consumer demand for the Company's products. In addition, the manufacture and sale of products that utilize gamma technology is subject to certain federal, state, local, and foreign regulations including licensing and other regulatory approvals. In particular, the Company is required, and has obtained, licenses from the Nuclear Regulatory Commission (NRC) and the State of Texas for the storage and handling of the nuclear sources used in its gamma measurement instruments at its Round Rock, Texas facility. These licenses are subject to periodic review and renewal and the facility is subject to periodic inspection. Failure of the Company to maintain such licenses or to comply with applicable regulations could have a material adverse effect on the Company's business, financial condition, and results of operations. Further, new or more stringent regulations may be adopted or imposed by the NRC or other applicable regulatory authorities and there can be no assurance that the Company will be able to comply with such changes, the result of which could have a material adverse effect on the Company's business, financial condition, and results of operation.

      Potential Impact of Year 2000 on Processing of Date-Sensitive Information. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


                                      Selected Financial Information

(In thousands except per share amounts)              1998(a)     1997(b)    1996(c)    1995(d)       1994
------------------------------------------------- ----------- ----------- ---------- ---------- ----------

Statement of Income Data
Revenues                                            $153,653   $ 121,525   $ 95,316   $ 72,105   $ 62,059
Income Before Provision for Income Taxes              13,222      14,719      8,098      6,117      2,012
Net Income                                             8,000       8,799      4,858      3,627      1,264
Basic and Diluted Earnings per Share                     .55        .79         .46        .34        .12

Balance Sheet Data
Working Capital                                     $ 74,843   $  41,947   $ 29,873   $ 26,199   $ 13,327
Total Assets                                         180,578     159,709     97,010     76,221     71,710
Shareholders' Investment                             146,547     104,938     73,110     59,791     50,795

(a) Reflects the July 1998 acquisition of the Mid-South Companies and the March
    1998 initial public offering of Company common stock.
(b) Reflects the acquisition of the Peek Measurement Business effective in November 1997, the December 1997 acquisition of Fluid Data, and the
    September and October 1997 private placements of Company common stock.
(c) Reflects the October 1996 acquisition of Kay-Ray/Sensall and the March 1996 acquisition of VG Gas.
(d) Reflects the July 1995 acquisition of Flow Automation.


                                       32


Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol ONX. The following table sets forth the high and low sale prices of the Company's common stock since March 25, 1998, the date the Company's common stock began trading on that exchange, as reported in the consolidated transaction reporting system.

                                                                                                 1998
Quarter                                                                                   High          Low
------------------------------------------------------------------------------------ ---------- -----------

First                                                                                  $15 3/4    $ 14 1/2
Second                                                                                  16          12 15/16
Third                                                                                   12 7/8       6
Fourth                                                                                   9           5 1/8

      As of January 29, 1999, the Company had 62 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 29, 1999, was $7 per share.

Shareholder Services
      Shareholders of ONIX Systems Inc. who desire information about the Company are invited to contact the Investor Relations Department, ONIX Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/subsid/onx1.html).

Stock Transfer Agent
      American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

      American Stock Transfer & Trust Company
      Shareholder Services Department
      40 Wall Street, 46th Floor
      New York, New York 10005
      (718) 921-8200

Dividend Policy
      The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January 2, 1999, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, ONIX Systems Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, May 27, 1999, at 11 a.m. at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.