Form 10-K, Exhibit 13
period 2000-01-01
ONIX SYSTEMS INC
filed 2000-03-16
CIK 1047747

Exhibit 13









                                ONIX Systems Inc.

                        Consolidated Financial Statements

                                     1999

ONIX Systems Inc.                                                                1999 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                         1999      1998        1997
------------------------------------------------------------------------- ----------- ---------- ---------

Revenues (Notes 6 and 9)                                                    $139,969   $153,653  $121,525
                                                                            --------   --------  --------

Costs and Operating Expenses:
 Cost of revenues                                                             91,353     93,082    72,006
 Selling, general, and administrative expenses (Note 6)                       36,177     38,870    28,201
 Research and development expenses                                             9,776      9,232     6,830
 Restructuring costs, net (Note 9)                                               234        905         -
 Loss on sale of property                                                        135          -         -
                                                                            --------   --------  --------

                                                                             137,675    142,089   107,037
                                                                            --------   --------  --------

Operating Income                                                               2,294     11,564    14,488

Interest Income                                                                1,783      1,990       344
Interest Expense (includes $332 and $113 to related                             (183)      (332)     (113)
 party in 1998 and 1997; Note 2)                                            --------   --------  --------

Income Before Provision for Income Taxes                                       3,894     13,222    14,719
Provision for Income Taxes (Note 4)                                            1,575      5,222     5,920
                                                                            --------   --------  --------

Net Income                                                                  $  2,319   $  8,000  $  8,799
                                                                            ========   ========  ========

Basic and Diluted Earnings per Share (Note 11)                              $    .16   $    .55  $    .79
                                                                            ========   ========  ========

Weighted Average Shares (Note 11)
 Basic                                                                        14,357     14,515    11,083
                                                                            ========   ========  ========

 Diluted                                                                      14,357     14,520    11,083
                                                                            ========   ========  ========



















The accompanying notes are an integral part of these consolidated financial statements.

ONIX Systems Inc.                                                                1999 Financial Statements

                           Consolidated Balance Sheet

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Assets
Current Assets:
 Cash and cash equivalents (includes $30,743 under repurchase                          $  6,067   $ 33,373
   agreements with affiliated company in 1998)
 Advance to affiliate                                                                    35,879          -
 Accounts receivable, less allowances of $2,576 and $1,941                               33,761     34,476
 Inventories and unbilled contract costs and fees                                        28,782     32,000
 Deferred tax asset (Note 4)                                                              4,623      4,772
 Prepaid expenses                                                                         1,124      1,241
                                                                                       --------   --------

                                                                                        110,236    105,862
                                                                                       --------   --------

Property, Plant, and Equipment, at Cost, Net                                             11,080     10,136
                                                                                       --------   --------

Other Assets                                                                                284        302
                                                                                       --------   --------

Cost in Excess of Net Assets of Acquired Companies (Note 2)                              61,441     64,278
                                                                                       --------   --------

                                                                                       $183,041   $180,578
                                                                                       ========   ========
                                       3


ONIX Systems Inc.                                                                1999 Financial Statements

                     Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                        1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Liabilities and Shareholders' Investment
Current Liabilities:
 Short-term obligations (Note 8)                                                       $  6,088   $  1,017
 Accounts payable                                                                         9,100      9,408
 Accrued payroll and employee benefits                                                    3,995      3,981
 Accrued commissions                                                                      1,725      1,686
 Deferred revenue                                                                           900      5,429
 Other accrued expenses (Notes 2 and 9)                                                   7,745      8,217
 Due to parent company and affiliated companies                                           1,031      1,281
                                                                                       --------   --------

                                                                                         30,584     31,019
                                                                                       --------   --------

Deferred Income Taxes (Note 4)                                                            2,931      2,837
                                                                                       --------   --------

Other Deferred Items                                                                        162        175
                                                                                       --------   --------

Long-term Obligation (Note 8)                                                             1,444          -
                                                                                       --------   --------

Commitments (Note 5)

Shareholders' Investment (Notes 3 and 7):
 Common stock; $.01 par value, 50,000,000 shares authorized;                                156        156
   15,613,307 and 15,606,307 shares issued
 Capital in excess of par value                                                         144,800    144,752
 Retained earnings                                                                       13,469     11,150
 Treasury stock at cost 1,255,783 shares                                                 (9,995)    (9,995)
 Deferred compensation                                                                      (33)         -
 Accumulated other comprehensive items                                                     (477)       484
                                                                                       --------   --------

                                                                                        147,920    146,547
                                                                                       --------   --------

                                                                                       $183,041   $180,578
                                                                                       ========   ========















The accompanying notes are an integral part of these consolidated financial statements.

ONIX Systems Inc.                                                                1999 Financial Statements

                      Consolidated Statement of Cash Flows

(In thousands)                                                                   1999      1998      1997
--------------------------------------------------------------------------- ---------- --------- ---------

Operating Activities
 Net income                                                                 $   2,319  $  8,000  $   8,799
 Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                              4,359     4,373      3,172
     Noncash restructuring costs (Note 9)                                         109       163          -
     Provision for losses on accounts receivable                                  943       423        674
     Deferred income tax expense (benefit)                                       (380)      358       (818)
     Changes in current accounts, excluding the effects of acquisitions:
       Accounts receivable                                                       (751)      572      1,746
       Inventories and unbilled contract costs and fees                         2,879       445     (4,991)
       Other current assets                                                         2      (146)      (600)
       Accounts payable                                                          (365)   (5,420)      (227)
       Other current liabilities                                               (3,188)   (2,257)     5,248
     Other                                                                          -         -        321
                                                                            ---------  --------  ---------

        Net cash provided by operating activities                               5,927     6,511     13,324
                                                                            ---------  --------  ---------

Investing Activities
 Acquisitions, net of cash acquired (Note 2)                                        -   (12,509)    (9,660)
 Payment to affiliated company for acquired business (Note 2)                       -   (19,117)         -
 Refund of acquisition purchase price                                               -       424          -
 Advances to affiliate, net                                                   (35,879)        -          -
 Purchases of property, plant, and equipment                                   (3,973)   (1,470)    (1,868)
 Proceeds from sale of property, plant, and equipment                             315       445        240
                                                                            ---------  --------  ---------

        Net cash used in investing activities                                 (39,537)  (32,227)   (11,288)
                                                                            ---------  --------  ---------

Financing Activities
 Increase in short-term obligations                                             5,080       994          -
 Proceeds from issuance of long-term obligation (Note 8)                        1,444         -          -
 Net proceeds from issuance of Company common stock (Note 7)                        -    43,684     21,955
 Purchases of Company common stock                                                  -    (9,995)         -
 Issuance of note payable to parent company (Note 2)                                -    12,000          -
 Repayment of note payable to parent company (Note 2)                               -   (12,000)         -
 Net transfers to parent company prior to capitalization of the Company             -         -       (865)
                                                                            ---------  --------  ---------

        Net cash provided by financing activities                               6,524    34,683     21,090
                                                                            ---------  --------  ---------

Exchange Rate Effect on Cash                                                     (220)     (554)      (552)
                                                                            ---------  --------  ---------

Increase (Decrease) in Cash and Cash Equivalents                              (27,306)    8,413     22,574
Cash and Cash Equivalents at Beginning of Year                                 33,373    24,960      2,386
                                                                            ---------  --------  ---------

Cash and Cash Equivalents at End of Year                                    $   6,067  $ 33,373  $  24,960
                                                                            =========  ========  =========



ONIX Systems Inc.                                                                1999 Financial Statements

                Consolidated Statement of Cash Flows (continued)

(In thousands)                                                                   1999      1998      1997
--------------------------------------------------------------------------- ---------- --------- ---------

Cash Paid For
 Income taxes                                                               $   1,086  $  6,244  $   6,341
 Interest                                                                   $     183  $    332  $     113

Noncash Activities
 Transfer of acquired businesses from parent company                        $       -  $      -  $   1,913

 Fair value of assets of acquired companies                                 $       -  $ 14,664  $  34,989
 Cash paid for acquired companies                                                   -   (12,624)    (9,889)
 Payable to affiliated company for acquired company                                 -         -    (19,117)
                                                                            ---------  --------  ---------

   Liabilities assumed of acquired companies                                $       -  $  2,040  $   5,983
                                                                            =========  ========  =========



































The accompanying notes are an integral part of these consolidated financial statements.

ONIX Systems Inc.                                                                1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

(In thousands)                                                                  1999      1998        1997
------------------------------------------------------------------------- ----------- ---------- ---------

Comprehensive Income
Net Income                                                                $    2,319  $   8,000   $ 8,799
                                                                          ----------  ---------   -------

Other Comprehensive Items:
 Foreign currency translation adjustment                                        (961)      (215)       26
                                                                           ---------   --------   -------

                                                                           $   1,358   $  7,785   $ 8,825
                                                                           =========   ========   =======

Shareholders' Investment
Common Stock, $.01 Par Value:
 Balance at beginning of year                                              $     156   $    123   $     -
 Capitalization of the Company                                                     -          -       107
 Net proceeds from issuance of Company common stock (Note 7)                       -         33        16
                                                                           ---------   --------   -------

 Balance at end of year                                                          156        156       123
                                                                           ---------   --------   -------

Capital in Excess of Par Value:
 Balance at beginning of year                                                144,752    100,966         -
 Capitalization of the Company                                                     -          -    79,027
 Net proceeds from issuance of Company common stock (Note 7)                       -     43,651    21,939
 Issuance of restricted stock under employees' stock plans (Note 3)               48          -         -
 Tax benefit related to employees' and directors' stock plans (Note 4)             -        135         -
                                                                           ---------   --------   -------

 Balance at end of year                                                      144,800    144,752   100,966
                                                                           ---------   --------   -------

Retained Earnings:
 Balance at beginning of year                                                 11,150      3,150         -
 Net income                                                                    2,319      8,000     3,150
                                                                           ---------   --------   -------

 Balance at end of year                                                       13,469     11,150     3,150
                                                                           ---------   --------   -------

Treasury Stock:
 Balance at beginning of year                                                 (9,995)         -         -
 Purchases of Company common stock                                                 -     (9,995)        -
                                                                           ---------   --------   -------

 Balance at end of year                                                       (9,995)    (9,995)        -
                                                                           ---------   --------   -------

Deferred Compensation (Note 3):
 Balance at beginning of year                                                      -          -         -
 Issuance of restricted stock under employees' stock plans                       (48)         -         -
 Amortization of deferred compensation                                            15          -         -
                                                                           ---------   --------   -------

 Balance at end of year                                                    $     (33)  $      -   $     -
                                                                           ---------   --------   -------


ONIX Systems Inc.                                                                1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)

(In thousands)                                                                  1999      1998        1997
------------------------------------------------------------------------- ----------- ---------- ---------

Accumulated Other Comprehensive Items:
 Balance at beginning of year                                              $     484   $    699   $   673
 Other comprehensive items                                                      (961)      (215)       26
                                                                           ---------   --------   -------

 Balance at end of year                                                         (477)       484       699
                                                                           ---------   --------   -------

Net Parent Company Investment:
 Balance at beginning of year                                                      -          -    72,437
 Net income prior to capitalization of the Company                                 -          -     5,649
 Transfer of acquired businesses from parent company (Note 2)                      -          -     1,913
 Net transfers to parent company prior to capitalization of the Company            -          -      (865)
 Capitalization of the Company                                                     -          -   (79,134)
                                                                           ---------   --------   -------

 Balance at end of the year                                                        -          -         -
                                                                           ---------   --------   -------

                                                                           $ 147,920   $146,547   $104,938
                                                                           =========   ========   ========































The accompanying notes are an integral part of these consolidated financial statements.


ONIX Systems Inc.                                                                1999 Financial Statements

                   Notes to Consolidated Financial Statements


1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ONIX Systems Inc. (the Company) designs, develops, markets, and services sophisticated field measurement instruments and on-line sensors for process control industries. Incorporating advanced measurement technologies, the Company's products provide real-time data collection, analysis, and local control functions to enhance production efficiency, improve process and quality control, ensure regulatory compliance, and increase employee safety in industries where production processes require continuous monitoring, analysis, and measurement. The Company's products and services are offered through two segments: Measurement Instruments, which serve the process analysis and measurement needs of a range of process industries, and Industry-Specific
Systems, which are developed to meet the specific process measurement and analysis needs of select industries, principally oil and gas producers.

Relationship With Thermo Instrument Systems Inc. and Thermo Electron Corporation
      The Company operated as a division of Thermo Instrument Systems Inc. until its incorporation as a Delaware corporation in August 1997 as a wholly owned subsidiary of Thermo Instrument. At that time, Thermo Instrument contributed all of the stock of CAC Inc., CAC Limited, Flow Automation Inc., Flow Automation
U.K. Limited, TN Technologies Inc., Kay-Ray/Sensall Inc., Houston Atlas Inc.,
Westronics Inc., and VG Gas Analysis Systems Inc. to the Company in exchange for
10,666,667 shares of the Company's common stock. The transfer of stock from Thermo Instrument was recorded at historical cost. As of January 1, 2000, Thermo
Instrument owned 11,524,867 shares of the Company's outstanding common stock, representing 80% of such stock outstanding. Thermo Instrument is an 88%-owned subsidiary of Thermo Electron Corporation. As of January 1, 2000, Thermo
Electron owned 294,300 shares of the Company's common stock, representing 2% of such stock outstanding.
      In January 2000, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of the reorganization, Thermo Instrument intends to acquire the publicly held shares of the Company (Note 13).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1999, 1998, and 1997 are for the fiscal years ended January 1, 2000, January 2, 1999, and January 3, 1998, respectively. Fiscal years 1999 and
1998 each included 52 weeks; fiscal 1997 included 53 weeks.

Revenue Recognition
      Generally, the Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. The Company recognizes service revenues over the term of the contract. Deferred revenue in the accompanying balance sheet consists of unearned revenue on service contracts, which is recognized over the life of the service contract, and advance payments on long-term contracts. Substantially all of the deferred revenue included in the accompanying 1999 balance sheet will be recognized within one year. Revenues and profits on long-term contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $9,122,000, $8,415,000, and $2,610,000 in 1999, 1998, and 1997, respectively. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract or by applying a percentage of labor hours completed to total expected hours. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers as costs are incurred or based on the completion of certain events. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.


ONIX Systems Inc.                                                                1999 Financial Statements

                   Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

Income Taxes
      In the periods prior to its initial public offering, the Company was included in Thermo Electron's consolidated federal and certain state income tax returns. Subsequent to the Company's initial public offering in March 1998, Thermo Instrument's equity ownership of the Company fell below 80% and the Company filed its own federal income tax return until the fourth quarter of 1998, at which time Thermo Electron's and Thermo Instrument's equity ownership again exceeded 80%. As a result, the Company is included in Thermo Electron's consolidated tax return as provided for under a tax allocation agreement between the Company and Thermo Electron. This agreement provides that in years which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate returns.
      In accordance with Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Earnings Per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the effect would be antidilutive, diluted earnings per share in 1999 and 1998 have been computed assuming the exercise of stock options and their related income tax effect.

Cash and Cash Equivalents
      The Company, along with other European-based subsidiaries of Thermo
Electron, participates in a notional pool arrangement with Barclays Bank. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. The Company has access to a $6,088,000 line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. The
Company had invested $1,303,000 at year-end 1999, and had borrowed $6,088,000 and $1,017,000 at year-end 1999 and 1998, respectively, under this arrangement
(Note 8).
      The Company, along with other European-based subsidiaries of Thermo
Electron, participates in a cash management arrangement in the Netherlands with a wholly owned subsidiary of Thermo Electron. Under this arrangement, participants' balances are pooled for interest calculation purposes. Interest under this arrangement is based on Euro market rates. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end
1999, the Company had $771,000 invested under this arrangement.
      At year-end 1999 and 1998, the Company's cash equivalents also include investments in short-term certificates of deposit, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.
      At year-end 1998, $30,454,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S.
government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. Thermo
Electron maintained possession of the underlying securities and had the right of substitution at its


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

discretion. The Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase agreement. At year-end 1998, $289,000 was invested in a similar arrangement in the Netherlands.

Advance to Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.

Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Raw Materials                                                                            $13,194  $13,928
Work in Process                                                                           12,762   11,596
Finished Goods                                                                             2,826    6,476
                                                                                         -------  -------

                                                                                         $28,782  $32,000
                                                                                         =======  =======
      The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 30 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Buildings                                                                                $ 4,330  $ 2,605
Machinery, Equipment, and Leasehold Improvements                                          16,223   14,961
                                                                                         -------  -------

                                                                                          20,553   17,566
Less:  Accumulated Depreciation and Amortization                                           9,473    7,430
                                                                                         -------  -------

                                                                                         $11,080  $10,136
                                                                                         =======  =======

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Cost in Excess of Net Assets of Acquired Companies The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $7,042,000 and $5,263,000 at year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with the acquired business or asset.
The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. The Company assesses cash flows before interest charges and when impairment is indicated, writes the asset down to fair value. If quoted market values are not available, the Company estimates fair value by calculating the present value of future cash flows. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Stock Split
      All share and per share information was restated in 1998 to reflect a two-for-three reverse stock split declared and effected in January 1998.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment.
Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Comprehensive Income
      Comprehensive income combines net income and "Other comprehensive items," which represents foreign currency translation adjustments, reported as a component of shareholders' investment in the accompanying balance sheet. At year-end 1999 and 1998, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

Forward Contracts
      The Company uses short-term forward foreign exchange contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The notional amounts of forward foreign exchange contracts outstanding totaled $400,000 at year-end
1998. The Company had no outstanding forward foreign exchange contracts at year-end 1999. These contracts principally hedge transactions denominated in U.S. dollars. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Gains and losses arising from forward foreign exchange contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

Fair Value of Financial Instruments
      The Company's financial instruments consist primarily of cash and cash equivalents, advance to affiliate, accounts receivable, short-term obligations, accounts payable, due to parent company and affiliated companies, long-term obligation, and forward foreign exchange contracts. The unrealized gain on forward foreign exchange contracts at year-end 1998 was $1,000, which is the estimated amount that the Company would pay upon termination of the contracts, taking into account the change in foreign currency exchange rates. The carrying amount of the Company's long-term obligation approximates fair value at year-end
1999. The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncement
      In December 1999, the Securities and Exchange Commission issued Staff
Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements."
SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur at completion of installation and/or upon customer acceptance. SAB 101 requires that companies conform their revenue recognition practices to the requirements therein during the first quarter of calendar 2000 through recording a cumulative net of tax effect of the change in accounting. The Company has not completed the analysis to determine the effect that SAB 101 will have on its financial statements.

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

Presentation
      Certain amounts in 1998 and 1997 have been reclassified to conform to the presentation in the 1999 financial statements.

2.    Acquisitions

      In July 1998, the Company acquired the capital stock of certain businesses of the Mid-South Companies for $12,624,000 in cash. The businesses include
Mid-South Controls and Services Inc., which specializes in the assembly and service of wellhead measurement, control, and safety shutdown systems that are required by oil and gas companies operating offshore platforms, and Mid-South
Power Systems Inc., which provides electrical generators, switchgear, and motor control units that are used in a wide variety of industrial applications.
               On November 6, 1997, Thermo Power Corporation, a wholly owned subsidiary of Thermo Electron, acquired Peek plc. Thereafter, the Company acquired from Thermo Power the stock of three businesses comprising the Peek
Measurement Business for $19,117,000. The purchase price was determined based on the net book value of the Peek Measurement Business at November 6, 1997, a pro rata allocation of Thermo Power's total cost in excess of net assets acquired associated with its acquisition of Peek plc, based on 1997 revenues of the Peek
Measurement Business relative to the total revenues of Peek plc, plus an estimate of Thermo Power's tax liability that arose from the sale of the business to the Company. The Company believes that this allocation methodology is reasonable and in accordance with the guidance provided by SAB 55 (Topic
1:B). The Peek Measurement Business manufactures flow and density measurement systems for use in the water and wastewater and oil and gas industries. The
Company paid the purchase price to Thermo Power in January 1998. The Company borrowed $12,000,000 from Thermo Instrument to partially fund this payment, which was subsequently repaid in April 1998.
      Because the Company and the Peek Measurement Business were deemed for accounting purposes to be under control of their common majority owner, Thermo
Electron, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements include the results of the Peek Measurement Business from November 6, 1997, the date the Peek Measurement Business was acquired by Thermo Power.
      In May 1997, Thermo Instrument acquired the Angus Electronics division of
Eberline Technologies Corporation for $1,913,000 in cash and the assumption of certain liabilities totaling $823,000, primarily consisting of trade payables and other accrued expenses. Angus manufactures and distributes analog and digital data acquisition and recorder products and power measurement instruments. In December 1997, the Company acquired the assets

2.    Acquisitions (continued)

comprising the Rustrak Ranger Logger product line for $1,803,000 and the assumption of certain liabilities totaling $91,000, primarily consisting of trade payables and other accrued expenses. Also, in December 1997, the Company acquired substantially all of the assets of Fluid Data, Inc. for $8,500,000 in cash and the assumption of certain liabilities totaling $2,661,000, primarily consisting of trade payables and other accrued expenses, subject to a post-closing adjustment. Fluid Data manufactures and distributes pyrolysis gas sampling systems, on-line process gas chromatographs, chemiluminescent sulfur chromatography systems, and high-speed calorimeters.
      These acquisitions, except for the Peek Measurement Business, have been accounted for using the purchase method of accounting and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $31,038,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.
      The assets and liabilities were recorded at their estimated fair values as follows:

(In thousands)                                                           Peek    Fluid Data         Other
                                                      Mid-South   Measurement
                                                      Companies      Business
------------------------------------------------- -------------- ------------- ------------- -------------

Purchase Price                                         $ 12,624       $19,117       $ 8,500       $  3,716
                                                       --------       -------       -------       --------

Allocation to:
  Current assets                                       $  4,537       $ 6,292       $ 5,665       $  1,913
  Long-lived assets                                       2,675         1,100           593          1,356
  Current liabilities                                    (2,063)       (4,287)       (3,748)        (1,114)
  Cost in excess of net assets acquired                   7,475        16,012         5,990          1,561

      In connection with its acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task
Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.

      A summary of the changes in accrued acquisition expenses for severance is as follows:

                                                                       Peek                         Total
(In thousands)                                                  Measurement          Other
                                                                   Business   Acquisitions
------------------------------------------------------------- -------------- -------------- --------------

Balance at December 28, 1996                                          $   -          $ 793          $  793
 Reserves established                                                    20            142             162
 Usage                                                                    -           (323)           (323)
 Decrease due to finalization of restructuring                                        (488)           (488)
   plan, recorded as a decrease to cost in excess                     -----          -----          ------
   of net assets of acquired companies


Balance at January 3, 1998                                               20            124             144
 Reserves established                                                   568             12             580
 Usage                                                                 (459)           (94)           (553)
 Decrease due to finalization of restructuring                         (100)             -            (100)
   plan, recorded as a decrease to cost in excess                     -----          -----          ------
   of net assets of acquired companies


Balance at January 2, 1999                                               29             42              71
 Usage                                                                  (27)           (42)            (69)
 Currency translation                                                    (2)             -              (2)
                                                                      -----          -----          ------

Balance at January 1, 2000                                            $   -          $   -          $    -
                                                                      =====          =====          ======

      The reserve established for severance in 1998 at the Peek Measurement
Business was for nine employees. The reserves established for severance for other acquisitions were for six employees in 1998 and three employees in 1997.


2.    Acquisitions (continued)

      A summary of the changes in accrued acquisition expenses for the abandonment of excess facilities is as follows:

                                                                         Peek
                                                                  Measurement         Other
(In thousands)                                                       Business  Acquisitions         Total
---------------------------------------------------------------- ------------- ------------- -------------

Balance at December 28, 1996                                            $   -         $ 603         $  603
 Reserves established                                                      95            72            167
 Usage                                                                      -           (86)           (86)
 Decrease due to finalization of restructuring plan,                        -          (517)          (517)
   recorded as a decrease to cost in excess of net assets of            -----         -----         ------
   acquired companies


Balance at January 3, 1998                                                 95            72            167
 Reserves established                                                       -           106            106
 Usage                                                                    (15)          (88)          (103)
                                                                        -----         -----         ------

Balance at January 2, 1999                                                 80            90            170
 Usage                                                                    (80)          (87)          (167)
                                                                        -----         -----         ------

Balance at January 1, 2000                                              $   -         $   3         $    3
                                                                        =====         =====         ======

      The increase in accrued acquisition expenses for the abandonment of excess facilities in 1998 and 1997 were primarily related to excess capacity at certain manufacturing facilities in Texas.
      Based on unaudited data, the following table presents selected financial information for the Company, the Peek Measurement Business, and Fluid Data on a pro forma basis, assuming the companies had been combined since the beginning of 1997. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                             1997
------------------------------------------------------------------------- ----------- --------- ----------

Revenues                                                                                         $153,877
Net Income                                                                                         6,087
Basic and Diluted Earnings per Share                                                                 .55

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had these acquisitions been made at the beginning of 1997.


3.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has a stock-based compensation plan for its key employees, directors, and others. These plans permit the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under this plan were determined by the Board Committee.
Generally, options granted are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events.
The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. In addition to the Company's stock-based compensation plan, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Instrument and Thermo Electron. Participation in these plans is accounted for in accordance with APB No. 25.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 213,000 shares at a weighted average exercise price of $14.25 per share elected to participate in this exchange and, as a result, received options to purchase 106,000 shares of Company common stock at $6.80 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders could not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      In February 1999, the Company awarded 7,000 shares of restricted Company common stock to certain key employees. The shares had an aggregate value of $48,000 and vest three years from the date of award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period.
      A summary of the Company's stock option activity is as follows:

                                                                          1999                1998
                                                                  ------------------   -----------------
                                                                            Weighted             Weighted
                                                                             Average              Average
                                                                            Exercise             Exercise
                                                                               Price                Price
                                                                   Number                Number
                                                                       of                    of
(Shares in thousands)                                              Shares                Shares
---------------------------------------------- --------- ------- --------- ---------- ---------- ---------

Options Outstanding, Beginning of Year                                659     $11.24          -     $    -
 Granted                                                               40       6.93        905      12.03
 Forfeited                                                            (32)     11.17        (33)     13.66
 Canceled due to exchange                                               -          -       (213)     14.25
                                                                      ---                  ----

Options Outstanding, End of Year                                      667     $10.98        659     $11.24
                                                                      ===     ======       ====     ======

Options Exercisable                                                   667     $10.98        659     $11.24
                                                                      ===     ======       ====     ======

Options Available for Grant                                           392                   407
                                                                      ===                  ====

3.    Employee Benefit Plans (continued)

      A summary of the status of the Company's stock options at January 1, 2000, is as follows:

                                                              Options Outstanding and Exercisable
                                                      ----------------------------------------------------
Range of Exercise Prices                                   Number             Weighted           Weighted
                                                               of              Average            Average
                                                           Shares            Remaining           Exercise
                                                    (In thousands)    Contractual Life              Price
---------------------------------------------- ------------------- -------------------- ------------------

$  5.89 - $  7.98                                            143            7.2 years             $  6.87
   7.99 -   10.08                                            190            3.7 years                8.95
  10.09 -   14.28                                            334            7.0 years               13.94
                                                             ---

$  5.89 - $ 14.28                                            667            6.1 years              $10.98
                                                             ===

Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo
Instrument and Thermo Electron. Under this program, shares of Thermo
Instrument's and Thermo Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one-year resale restriction. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction.
Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. This program is not being offered with respect to the Company's shares commencing on November 1, 1999.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No.
123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for stock-based compensation plans. Had compensation cost for awards granted after 1994 under stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS
No. 123, the effect on the Company's net income and earnings per share would have been as follows:

(In thousands except per share amounts)                                            1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Net Income:
 As reported                                                                     $2,319   $ 8,000   $8,799
 Pro forma                                                                        1,612     7,305    8,484
Basic and Diluted Earnings per Share:
 As reported                                                                        .16       .55      .79
 Pro forma                                                                          .11       .50      .77

      Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

      The weighted average fair value per share of options granted was $2.53 and $4.64 in 1999 and 1998, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                          1999       1998
----------------------------------------------------------------------- ----------- ----------- ----------

Volatility                                                                                 30%         28%
Risk-free Interest Rate                                                                   5.3%        4.0%
Expected Life of Options                                                             5.0 years   6.0 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $617,000, $873,000, and $727,000 in 1999, 1998, and 1997, respectively.

4.    Income Taxes

      The components of income before provision for income taxes are as follows:

(In thousands)                                                                     1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Domestic                                                                        $ 1,447  $ 10,327  $10,239
Foreign                                                                           2,447     2,895    4,480
                                                                                -------  --------  -------

                                                                                $ 3,894  $ 13,222  $14,719
                                                                                =======  ========  =======


4.    Income Taxes (continued)

      The components of the provision for income taxes are as follows:

(In thousands)                                                                     1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Currently Payable:
 Federal                                                                          $  912    $3,407   $4,372
 State                                                                               147       440      909
 Foreign                                                                             896     1,017    1,457
                                                                                  ------    ------   ------

                                                                                   1,955     4,864    6,738
                                                                                  ------    ------   ------

Net Deferred (Prepaid):
 Federal                                                                            (343)      255     (740)
 State                                                                               (37)      103     (112)
 Foreign                                                                               -         -       34
                                                                                  ------    ------   ------

                                                                                    (380)      358     (818)
                                                                                  ------    ------   ------

                                                                                  $1,575    $5,222   $5,920
                                                                                  ======    ======   ======

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $135,000 of such benefits that have been allocated to capital in excess of par value in 1998.
      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

(In thousands)                                                                     1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Provision for Income Taxes at Statutory Rate                                      $1,363   $4,628    $5,152
Increases (Decreases) Resulting From:
 State income taxes, net of federal tax                                               71      353       518
 Amortization of cost in excess of net assets of acquired companies                  286      318       128
 Net foreign losses not benefited and tax rate differential                           39        3       (77)
 Tax benefit of foreign sales corporation                                           (100)    (171)     (114)
 Other, net                                                                          (84)      91       313
                                                                                  ------   ------    ------

                                                                                  $1,575   $5,222    $5,920
                                                                                  ======   ======    ======


4.    Income Taxes (continued)

      Deferred tax asset and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Deferred Tax Asset:
 Inventory basis difference                                                               $2,426   $ 2,142
 Reserves and accruals                                                                     1,331     1,738
 Accrued compensation                                                                        875       890
 Other, net                                                                                   (9)        2
                                                                                          ------   -------

                                                                                          $4,623   $ 4,772
                                                                                          ======   =======

Deferred Income Taxes:
 Intangible assets                                                                        $2,705   $ 2,642
 Depreciation                                                                                226       195
                                                                                          ------   -------

                                                                                          $2,931   $ 2,837
                                                                                          ======   =======

      A provision has not been made for U.S. or additional foreign taxes on $10,448,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial.

5.    Commitments

Operating Leases
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $2,701,000, $2,863,000, and $2,230,000 in 1999, 1998, and 1997, respectively. Future minimum payments due under noncancelable operating leases at January 1, 2000, are $1,953,000 in 2000, $2,000,000 in 2001, $1,617,000 in 2002, $1,397,000 in 2003, $1,060,000 in 2004,
and $1,201,000 in 2005 and thereafter. Total future minimum lease payments are $9,228,000. See Note 6 for related-party leases.

Sublease Commitments
      The Company subleases facility space to third parties under sublease arrangements that carry commitments of approximately $387,000 in 2000 and $71,000 in 2001. The accompanying statement of income includes $393,000 and $310,000 of income from sublease arrangements in 1999 and 1998, respectively.
The operating lease expense and commitments above have not been reduced by sublease rental income.

6.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. The Company paid an amount equal to 0.8% and 1.0% of the Company's revenues in 1998 and 1997, respectively. For these services, the Company was charged $1,120,000, $1,229,000, and $1,215,000 in 1999, 1998, and
1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo
Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items, such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Operating Leases
      The Company began leasing office and manufacturing space from Thermo Power on a monthly basis effective November 1997. The Company pays Thermo Power rent in an amount that is approximately equal to its pro rata share of Thermo Power's occupancy costs. The Company's expense for this facility totaled $258,000 and $220,000 in 1999 and 1998, respectively.
      In addition, in October 1997, the Company began leasing office and manufacturing space from Thermo Instrument and is charged its share of occupancy costs on a monthly basis. The Company's expense for this facility totaled
$186,000, $202,000, and $45,000 in 1999, 1998, and 1997, respectively.

Other Related-party Transactions
      The Company sells products in the ordinary course of business to other subsidiaries of Thermo Electron. Sales of such products to affiliated companies totaled $1,371,000, $1,858,000, and $2,550,000 in 1999, 1998, and 1997,
respectively.

Cash Management
      The Company invests excess cash in arrangements and has the ability to invest or borrow cash under arrangements with Thermo Electron as discussed in
Note 1.

7.    Common Stock

Sale of Common Stock
      In March 1998, the Company sold 3,300,000 shares of its common stock in an initial public offering at $14.50 per share for net proceeds of $43,684,000.
      In September and October 1997, the Company sold 1,639,640 shares of its common stock in a private placement at $14.25 per share for net proceeds of $21,955,000.

Reserved Shares
      At January 1, 2000, the Company had reserved 1,084,667 unissued shares of its common stock for possible issuance under its stock-based compensation plans.

8.     Short- and Long-term Obligations

Short-term Obligations
      At year-end 1999 and 1998, the Company has borrowings of $6,088,000 and $1,017,000, respectively, under an arrangement with a wholly owned subsidiary of Thermo Electron (Note 1). The interest rate for this borrowing was 5.8% and 7.7% at year-end 1999 and 1998, respectively.

Long-term Obligations
      To fund the purchase of a manufacturing facility in 1999, the Company borrowed $1,471,000 pursuant to a fixed rate mortgage. The mortgage has a 15 year term and has an interest rate of 8%. The annual requirements of this mortgage as of January 1, 2000, are $57,000 in 2000, $62,000 in 2001, $66,000 in
2002, $72,000 in 2003, and $1,187,000 in 2004 and thereafter.

9.    Restructuring Costs

      During 1998, the Company recorded net restructuring costs of $905,000 relating to the consolidation of facilities and the outsourcing of certain services. The restructuring costs, which were accounted for in accordance with EITF 94-3 and SFAS 121, were recorded by the Measurements Instruments segment and consisted of $673,000 related to severance costs for approximately 90 employees across all functions, $163,000 to write off fixed assets no longer of use, and $69,000 for abandoned-facility payments in connection with these activities. During 1999 and 1998, the Company terminated 32 employees and 46 employees, respectively. In addition, during 1999 the Company determined that the remaining 12 employees to be terminated under this plan would not be terminated and, as a result, reversed the remaining $148,000 of previously established restructuring reserves. During 1999, the Company's Measurement
Instruments segment recorded restructuring costs of $398,000, which consisted of $289,000 for severance costs and $109,000 to write off fixed assets no longer of use. The severance costs were for 23 employees, primarily in manufacturing positions, and all of whom were terminated in 1999. Accrued restructuring costs are included in other accrued expenses in the accompanying balance sheet. The
Company recorded charges for its restructuring plans as follows:

                                                                                Abandonment
                                                                                  of Excess
(In thousands)                                                      Severance    Facilities         Total
--------------------------------------------------------------- -------------- ------------- -------------

Balance at January 3, 1998                                             $    -         $   -         $    -
 Charged to expense (a)                                                   673            69            742
 Usage                                                                   (310)            -           (310)
 Currency translation                                                       3             -              3
                                                                       ------         -----         ------

Balance at January 2, 1999                                                366            69            435
 Charged to expense (a)                                                   289             -            289
 Reversal of reserve                                                     (148)          (16)          (164)
 Usage                                                                   (505)          (53)          (558)
 Currency translation                                                      (2)            -             (2)
                                                                       ------         -----         ------

Balance at January 1, 2000                                             $    -         $   -         $    -
                                                                       ======         =====         ======

(a)  Excludes noncash write-off of fixed assets of $109,000 and $163,000 in 1999 and 1998, respectively.


10.   Business Segments, Geographical Information, and Concentrations of Risk

      The Company organizes and manages its businesses by individual functional operating entity. The Company's businesses operate in two segments: Measurement
Instruments and Industry-Specific Systems. In classifying operational entities into a particular segment, the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      Through its Measurement Instruments segment, the Company manufactures field measurement instruments and on-line sensors in four general product areas:
flow; level and density; composition analysis; and data acquisition and display instruments. Through its Industry-Specific Systems segment, the Company offers sophisticated sensor systems that are used in specific industries, such as oil and gas production, to provide real-time measurement, analysis, and local control of process functions. These special-purpose instruments and sensors include rod pump controllers, remote terminal units, gas-injection systems, and wellhead safety systems.

(In thousands)                                                               1999       1998          1997
--------------------------------------------------------------------- ------------ ----------- -----------

Business Segment Information
Revenues:
 Measurement Instruments                                                $  93,465    $105,113    $ 87,318
 Industry-Specific Systems                                                 46,504      48,540      34,207
                                                                        ---------    --------    --------

                                                                        $ 139,969    $153,653    $121,525
                                                                        =========    ========    ========

Income Before Provision for Income Taxes:
 Measurement Instruments (a)                                            $   4,726    $  7,180    $ 10,977
 Industry-Specific Systems                                                   (280)      6,756       5,261
 Corporate (b)                                                             (2,152)     (2,372)     (1,750)
                                                                        ---------    --------    --------

 Total operating income                                                     2,294      11,564      14,488
 Interest income, net                                                       1,600       1,658         231
                                                                        ---------    --------    --------

                                                                        $   3,894    $ 13,222    $ 14,719
                                                                        =========    ========    ========

Total Assets:
 Measurement Instruments                                                $  92,231    $ 97,143    $ 98,868
 Industry-Specific Systems                                                 51,016      49,189      37,613
 Corporate (c)                                                             39,794      34,246      23,228
                                                                        ---------    --------    --------

                                                                        $ 183,041    $180,578    $159,709
                                                                        =========    ========    ========

Depreciation and Amortization:
 Measurement Instruments                                                $   3,211    $  3,416    $  2,341
 Industry-Specific Systems                                                  1,148         948         831
 Corporate                                                                      -           9           -
                                                                        ---------    --------    --------

                                                                        $   4,359    $  4,373    $  3,172
                                                                        =========    ========    ========


10.   Business Segments, Geographical Information, and Concentrations of Risk (continued)

(In thousands)                                                                   1999     1998        1997
--------------------------------------------------------------------------- ---------- --------- ---------

Capital Expenditures:
 Measurement Instruments                                                    $   1,121  $  1,039  $  1,285
 Industry-Specific Systems                                                      2,848       388       583
 Corporate                                                                          4        43         -
                                                                            ---------  --------  --------

                                                                            $   3,973  $  1,470  $  1,868
                                                                            =========  ========  ========

Geographical Information
Revenues (d):
 United States                                                              $ 109,279  $127,087  $ 99,144
 United Kingdom                                                                28,196    26,789    23,941
 Other                                                                         10,532     6,936     6,696
 Transfers among geographical areas (e)                                        (8,038)   (7,159)   (8,256)
                                                                            ---------  --------  --------

                                                                            $ 139,969  $153,653  $121,525
                                                                            =========  ========  ========

Long-lived Assets (f):
 United States                                                              $   6,340  $  7,630  $  7,115
 United Kingdom                                                                 4,628     2,415     1,978
 Other                                                                            112        91        52
                                                                            ---------  --------  --------

                                                                            $  11,080  $ 10,136  $  9,145
                                                                            =========  ========  ========

Export Revenues Included in United States Revenues Above (g)                $  32,171  $ 41,253  $ 19,510
                                                                            =========  ========  ========

(a) Includes net restructuring costs of $0.2 million and $0.9 million in 1999 and 1998, respectively.
(b) Primarily general and administrative expenses.
(c) Primarily advance to affiliate, cash, and cash equivalents.
(d) Revenues are attributed to countries based on selling location.
(e) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(f) Represents property, plant, and equipment, net.
(g) In general, export revenues are denominated in U.S. dollars.

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



ONIX Systems Inc.                                                                1999 Financial Statements

                   Notes to Consolidated Financial Statements

11.   Earnings Per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                            1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Basic
Net Income                                                                      $ 2,319  $  8,000  $ 8,799
                                                                                -------  --------  -------

Weighted Average Shares                                                          14,357    14,515   11,083
                                                                                -------  --------  -------

Basic Earnings per Share                                                        $   .16  $    .55  $   .79
                                                                                =======  ========  =======

Diluted
Net Income                                                                      $ 2,319  $  8,000  $ 8,799
                                                                                -------  --------  -------

Weighted Average Shares                                                          14,357    14,515   11,083
Effect of Stock Options                                                               -         5        -
                                                                                -------  --------  -------

Weighted Average Shares, as Adjusted                                             14,357    14,520   11,083
                                                                                -------  --------  -------

Diluted Earnings per Share                                                      $   .16  $    .55  $   .79
                                                                                =======  ========  =======

      Options to purchase 678,000 and 439,000 shares of common stock were not included in the computation of diluted earnings per share for 1999 and 1998, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock. There were no outstanding options to purchase shares of common stock in 1997.

12.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                             First  Second (a)       Third  Fourth  (b)
------------------------------------------------------------ ---------- ----------- ----------- ----------

Revenues                                                        $34,019    $34,716     $34,784     $36,450
Gross Profit                                                    12,180      12,884      13,120      10,432
Net Income (Loss)                                                1,230         742         972        (625)
Basic and Diluted Earnings per Share                               .09         .05         .07       (.04)

1998                                                             First      Second   Third (c)  Fourth (d)
------------------------------------------------------------ ---------- ----------- ----------- ----------

Revenues                                                        $37,144    $38,439     $39,851     $38,219
Gross Profit                                                    15,520      16,509      14,827      13,715
Net Income                                                       2,217       3,203       1,114       1,466
Basic and Diluted Earnings per Share                               .18         .21         .07         .10

(a) Reflects net restructuring costs of $0.3 million.
(b) Reflects a provision for loss contracts of $1.4 million and the reversal of $0.1 million of restructuring costs.
(c) Reflects the July 1998 acquisition of the Mid-South Companies and restructuring costs of $1.2 million.
(d) Reflects the reversal of restructuring costs of $0.3 million.

13.   Subsequent Event

      On March 13, 2000, Thermo Instrument commenced a cash tender offer for any and all of the outstanding shares of the Company's common stock at $9.00 per share. This action is part of a major reorganization plan under which Thermo
Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business. Thermo Instrument and Thermo Electron own approximately 80% and 2% of the outstanding shares of the Company's common stock, respectively. Thermo Instrument has conditioned the tender offer on receiving acceptances from holders of enough shares so that its and Thermo Electron's combined share ownership reaches at least 90%. If Thermo
Instrument and Thermo Electron achieve this 90-percent-ownership threshold, Thermo Instrument will acquire all remaining outstanding shares of the Company's common stock through a "short-form" merger in Delaware. Shareholders who do not tender shares to Thermo Instrument during the tender offer would also receive
$9.00 per share in cash for their stock in the short-term merger. The tender offer and proposed subsequent short-form merger require a review by the Securities and Exchange Commission of necessary filings; a short-form merger would not require the Company's board or shareholder approval. If the tender offer is successful, the spin-in of the Company is expected to be completed in the second quarter of 2000.


ONIX Systems Inc.                                                                1999 Financial Statements

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of ONIX Systems Inc.:

      We have audited the accompanying consolidated balance sheet of ONIX
Systems Inc. (a Delaware corporation and 80%-owned subsidiary of Thermo
Instrument Systems Inc.) and subsidiaries as of January 1, 2000, and January 2,
1999, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ONIX Systems
Inc. and subsidiaries as of January 1, 2000, and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with generally accepted accounting principles.



                                         Arthur Andersen LLP



Boston, Massachusetts
February 15, 2000 (except with respect to the matter discussed in Note 13, as to which the date is March 13, 2000)


ONIX Systems Inc.                                                                1999 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


      Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's
Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks,"
"estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's
Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

Overview

      ONIX Systems Inc. (the Company) designs, develops, markets, and services sophisticated field measurement instruments and on-line sensors for process control industries. Incorporating advanced measurement technologies, the Company's products provide real-time data collection, analysis, and local control functions to enhance production efficiency, improve process and quality control, ensure regulatory compliance, and increase employee safety in industries where production processes require continuous monitoring, analysis, and measurement. The Company's products and services are offered through two segments: Measurement Instruments, which serve the process analysis and measurement needs of a range of process industries, and Industry-Specific
Systems, which are developed to meet the specific process measurement and analysis needs of select industries, principally oil and gas producers.
      An element of the Company's strategy is to supplement its internal growth by acquiring businesses with complementary products and technologies. The
Company has completed several such acquisitions, including the Mid-South
Companies in July 1998 (Note 2).
      The Company's products are sold primarily to participants in process industries including oil and gas producers, refiners, pipelines, distributors, and chemical and petrochemical companies, as well as water and wastewater, iron and steel, semiconductor, minerals and mining, and pulp and paper companies. In
1999, customers in the oil and gas industries accounted for approximately 62% of the Company's total revenues, and were derived from the production, refining, and petrochemical sectors of the industry. Demand for the Company's products and services within the oil and gas industry is dependent upon the level of capital spending by oil and gas companies for production and distribution. These activities depend in part on current and anticipated oil and gas prices; the discovery rate of new oil and gas reserves; local and international political, regulatory, and economic conditions; and the ability of oil and gas companies to obtain capital. In 1998, energy prices declined precipitously. While prices rebounded in 1999, capital equipment spending has not returned to prior levels.
The resulting decrease in oil and gas activities adversely affected the Company's results in 1999 and 1998, and is expected to continue to adversely affect the Company's near-term results of operations. In addition, lower prices for natural resources in the first half of 1999 unfavorably impacted spending in that industry, which also adversely affected the Company's results in 1999.
Prices for natural resources increased dramatically during the second half of 1999. Despite this increase, capital spending has not significantly improved in the natural resources industry. Although continued stability in the price of natural resources may result in additional capital spending in 2000, there can be no assurance that the unfavorable trend experienced in 1999 will not continue.
      Sales originating outside of the United States and export revenues from the United States accounted for approximately 22% and 23%, respectively, of total revenues in 1999. Export sales in 1999 were made primarily to the United
Kingdom, Mexico, and the Middle East. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.


Results of Operations

1999 Compared With 1998
      Revenues decreased to $140.0 million in 1999 from $153.7 million in 1998.
Revenues from the Measurement Instruments segment decreased $11.6 million to $93.5 million in 1999 from $105.1 million in 1998, primarily due to the effect of a reduction in discretionary capital spending by companies in the process control industry in light of difficult market conditions. In particular, weakness in the petrochemical, oil and gas, and mining sectors resulted in lower revenues at most of the Company's businesses. Revenues in the Industry-Specific
Systems segment were $46.5 million in 1999, compared with $48.5 million in 1998.
Reduced discretionary spending in the oil and gas production sector was offset in part by an increase in revenues of $6.4 million due to the inclusion of the Mid-South Companies for the full period in 1999 (Note 2).
      The gross profit margin decreased to 35% in 1999 from 39% in 1998, primarily due to the inclusion of lower-margin revenues at the Mid-South
Companies for the full period in 1999 and $0.5 million of anticipated losses on two long-term contracts in the Industry-Specific Systems segment. In addition, the gross profit margin decreased in both segments due to the effect of lower revenues as described above, relative to the level of fixed costs.
      Selling, general, and administrative expenses as a percentage of revenues increased to 26% in 1999 from 25% in 1998, primarily due to lower sales volume.
Selling, general, and administrative expenses decreased to $36.2 million in 1999 from $38.9 million in 1998, primarily in the Measurement Instruments segment as a result of restructuring actions commenced in 1998 (Note 9). The decrease was offset in part by the inclusion of selling, general, and administrative expenses at the Mid-South Companies for the full period in 1999, which increased costs by $0.8 million and, to a lesser extent, a provision for losses on accounts receivable of $0.5 million recorded in 1999 by the Measurement Instruments segment.
      Research and development expenses increased to $9.8 million in 1999 from $9.2 million in 1998, primarily due to increased product development activities in both segments.
      The Company recorded net restructuring costs of $0.2 million in 1999 (Note
9). During 1998, the Company recorded restructuring costs of $0.9 million related to the consolidation of facilities and the outsourcing of certain services (Note 9).
      Interest income decreased to $1.8 million in 1999 from $2.0 million in 1998, due to a reduction in invested balances as a result of the acquisition of the Mid-South Companies in July 1998. Interest expense decreased to $0.2 million in 1999 from $0.3 million in 1998, primarily due to the January 1998 repayment of indebtedness related to the 1997 acquisition of the Peek Measurement business.
      The effective tax rate was 40% in 1999, compared with 39% in 1998. The effective tax rate exceeded the statutory federal income tax rate in both periods primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

1998 Compared With 1997
      Revenues increased 26% to $153.7 million in 1998 from $121.5 million in 1997. Revenues increased $33.7 million due to the inclusion of revenues from acquired businesses, consisting principally of $14.8 million from the Peek
Measurement Business, acquired effective November 1997, $7.6 million from Fluid
Data, acquired in December 1997, and $9.3 million from the Mid-South Companies, acquired in July 1998. Revenues from existing businesses decreased primarily due to the effect of companies in the process sector reducing discretionary capital spending in anticipation of difficult market conditions.
      The gross profit margin decreased to 39% in 1998 from 41% in 1997, primarily due to the inclusion of lower-margin revenues at the Mid-South
Companies in the Industry-Specific Systems segment and, to a lesser extent, an increase in lower-margin revenues from composition analysis instruments in the Measurement Instruments segment.
      Selling, general, and administrative expenses as a percentage of revenues increased to 25% in 1998 from 23% in 1997, primarily from the Measurement
Instruments segment's inclusion of higher selling, general, and administrative expenses as a percentage of revenues at the Peek Measurement Business.


1998 Compared With 1997 (continued)
      Research and development expenses increased to $9.2 million during 1998 from $6.8 million in 1997, primarily due to the inclusion of expenses at acquired businesses.
      During 1998, the Company recorded restructuring costs of $0.9 million related to the consolidation of facilities and the outsourcing of certain services (Note 9).
      Interest income increased to $2.0 million in 1998 from $0.3 million in 1997, due to higher invested balances following the Company's March 1998 initial public offering and third quarter 1997 private placement of common stock.
Interest expense in both periods primarily represents interest on indebtedness relating to the acquisition of the Peek Measurement Business, which was repaid in January 1998.
      The effective tax rate was 39% in 1998, compared with 40% in 1997. The effective tax rate exceeded the statutory federal income tax rate in both periods primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

Liquidity and Capital Resources

      Consolidated working capital was $79.7 million as of January 1, 2000, compared with $74.8 million as of January 2, 1999. Included in working capital are cash and cash equivalents of $6.1 million as of January 1, 2000, compared with $33.4 million as of January 2, 1999. In addition, as of January 1, 2000, the Company had $35.9 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo
Electron Corporation, which became effective June 1999, amounts invested with Thermo Electron were included in cash and cash equivalents.
      During 1999, the Company's operating activities provided $5.9 million of cash. A decrease in inventories and unbilled contract costs and fees provided
$2.9 million of cash, primarily resulting from management efforts to decrease inventories as a result of lower revenues, offset in part by an increase in unbilled costs and fees in the Industry-Specific Systems segment. Cash of $3.2 million was used to fund a decrease in other current liabilities, consisting primarily of a $4.8 million decrease in deferred revenue due to shipments of products for which advance payments had been received in the fourth quarter of 1998 in the Industry-Specific Systems segment.
      During 1999, the Company's primary investing activities, excluding advance to affiliate activity, included $4.0 million for the purchase of property, plant, and equipment. During 2000, the Company plans to make capital expenditures of approximately $2.0 million.
      The Company's financing activities provided $6.5 million of cash during 1999, primarily due to a $5.1 million increase in short-term obligations. In addition, the Company received $1.4 million from the issuance of a long-term obligation and used the proceeds to fund capital expenditures.
      In October 1999, the Company's Board of Directors authorized the purchase by the Company of up to $5.0 million of its common stock, through October 29, 2000, in the open market, or in negotiated transactions. The Company does not expect to expend any additional amounts on purchases of its common stock as a result of Thermo Instrument's plan to purchase the public shares of the Company
(Note 13).
      The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.


Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities. Additionally, the Company uses short-term forward contracts to manage certain exposures to foreign currencies.
The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The Company does not engage in extensive foreign currency hedging activities; however, the purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign currency exchange rates. The Company's forward foreign exchange contracts principally hedge transactions denominated in U.S. dollars. Gains and losses arising from forward contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.
      The Company views its investment in its foreign subsidiaries as long-term.
The Company's investment in its foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are denominated principally in British sterling. The effect of a change in foreign currency exchange rates on the Company's net investment in its foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A
10% depreciation in year-end 1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a $2.8 million and $2.7 million, respectively, reduction of the Company's shareholders' investment.

Year 2000

      As of the date of this report, the Company has completed its year 2000 initiatives, which included: (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, where necessary, for the Company's current products and certain discontinued products;
(iii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iv) developing contingency plans.
      As a result of completing these initiatives, the Company believes that all of its material information technology systems and critical non-information technology systems are year 2000 compliant. The Company believes that all of the material products that it currently manufactures and sells are year 2000 compliant or are not date sensitive. In addition, the Company is not aware of any significant supplier or vendor that has experienced material disruption due to year 2000 issues. The Company has also developed a contingency plan to allow its primary business operations to continue despite disruptions due to year 2000 problems, if any, that might yet arise in the future. The costs incurred to date by the Company in connection with the year 2000 issue have not been material.
      While the Company to date has been successful in minimizing negative consequences arising from year 2000 issues, there can be no assurance that in the future the Company's business operations or financial condition may not be impacted by year 2000 problems, such as increased warranty claims, vendor and supplier disruptions, or litigation relating to year 2000 issues.


ONIX Systems Inc.                                                                1999 Financial Statements

                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Dependence on Oil and Gas Industry. Historically, a substantial portion of the Company's total revenues has been attributable to the sale of products and related services to customers in the oil and gas industry. In 1999, customers in the oil and gas industry accounted for approximately 62% of the Company's total revenues. Demand for the Company's products and services within the oil and gas industry is dependent upon the level of capital spending by oil and gas companies for exploration, production, and distribution. These activities depend in part on current and anticipated oil and gas prices; expectations about future prices; the cost of exploring for, producing, and delivering oil and gas; the discovery rate of new oil and gas reserves; local and international political, regulatory, and economic conditions; and the ability of oil and gas companies to obtain capital. There can be no assurance that current levels of oil and gas activities will be maintained or that demand for the Company's products and related services will reflect the level of such activities. Decreases in oil and gas activities could have a significant adverse effect upon the demand for the Company's products and related services, which would materially adversely affect the Company's business, financial condition, and results of operations.

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

      Dependence on Capital Spending Policies of Customers. The Company's customers include oil and gas production, processing, refining and distribution facilities, and iron and steel, pulp and paper, minerals and mining, water and wastewater, semiconductor, and petrochemical and chemical companies. The capital spending policies of these companies can have a significant effect on the demand for the Company's products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of process control equipment or techniques, and policies regarding capital expenditures during recessions. For example, lower prices for natural resources in the first half of 1999 unfavorably impacted spending in that industry, which also adversely affected the Company's results in 1999. Prices for natural resources increased dramatically during the second half of 1999. Despite this increase, capital spending has not significantly improved in the natural resources industry. Although continued stability in the price of natural resources may result in additional capital spending in 2000, there can be no assurance that the unfavorable trend experienced in 1999 will not continue.

      Risks Associated with International Sales. Sales originating outside of the United States and export revenues from the United States accounted for approximately 22% and 23%, respectively, of total revenues in 1999. The Company intends to continue to expand its presence in markets outside of the United
States. International revenues are subject to a number of risks, however, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income and impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain or enforce; and intellectual property rights in foreign countries may be more difficult to enforce. Further, a significant portion of the Company conducts a large portion of its business in, and exports to, foreign countries including the United Kingdom, Mexico, Canada, and the United Arab
Emirates. Foreign operations are also subject to various risks, including potentially unstable economic conditions, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and the existence of different tax structures. Tax rates in certain foreign countries exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls, or other restrictions. There can be no assurance that any of these or other factors will not have a material adverse effect on the Company's business, financial condition, and results of operations.

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

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with Thermo Electron.
Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least
50% of all funds invested under the cash management arrangement by all Thermo
Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo
Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

ONIX Systems Inc.                                                                1999 Financial Statements

                         Selected Financial Information


(In thousands except per share amounts)             1999 (a)    1998 (b)   1997 (c)   1996 (d)       1995
------------------------------------------------- ----------- ----------- ---------- ---------- ----------

Statement of Income Data
Revenues                                            $139,969   $ 153,653   $121,525   $ 95,316   $ 72,105
Income Before Provision for Income Taxes               3,894      13,222     14,719      8,098      6,117
Net Income                                             2,319       8,000      8,799      4,858      3,627
Basic and Diluted Earnings per Share                     .16        .55         .79        .46        .34

Balance Sheet Data
Working Capital                                     $ 79,652   $  74,843   $ 41,947   $ 29,873   $ 26,199
Total Assets                                         183,041     180,578    159,709     97,010     76,221
Long-term Obligation                                   1,444           -          -          -          -
Shareholders' Investment                             147,920     146,547    104,938     73,110     59,791

(a) Reflects net restructuring costs of $0.2 million.
(b) Reflects the July 1998 acquisition of the Mid-South Companies, restructuring costs of $0.9 million, and the net proceeds of the Company's March 1998 initial public offering.
(c) Reflects the acquisition of the Peek Measurement Business effective November
    1997, the December 1997 acquisition of Fluid Data, and the net proceeds of the Company's September and October 1997 private placements of common stock.
(d) Reflects the October 1996 acquisition of Kay-Ray/Sensall and the March 1996 acquisition of VG Gas Analysis.


ONIX Systems Inc.                                                                1999 Financial Statements


Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol ONX. The following table sets forth the high and low sale prices of the Company's common stock since March 25, 1998, the date the Company's common stock began trading on that exchange, as reported in the consolidated transaction reporting system.

                                                                           1999                1998
                                                               --------------------- --------------------
Quarter                                                             High        Low        High       Low
-------------------------------------------------------------- --------- ---------- -----------  --------

First                                                              $7 7/8    $5 3/8    $15 3/4   $14 1/2
Second                                                              7 1/8     5 1/8     16        12 15/16
Third                                                               7         5 1/2     12 5/8     6
Fourth                                                              6 3/8     4 1/2     8 3/16     5 1/8

      As of January 28, 2000, the Company had 66 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 28, 2000, was $8 3/4 per share.

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